                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549





                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*




                          PREMIERE RADIO NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   740906 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Bruce P. Vann, Esq., KELLY & LYTTON, 1900 Avenue of the Stars, Suite 1450,
Los Angeles, California 90067 (310) 282-7031
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 1997
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 7

                                  SCHEDULE 13D


CUSIP No.     740906-10-2                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Leonard Makowka and Cynda Makowka, Trustees of the Makowka

      Family Trust dated December 21, 1993. Leonard Makowka Social Security Number ###-##-####

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          136,000 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            136,000 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      136,000 shares
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] See Items 2 & 4
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


    Filed by The Makowka Family Trust Dated December 21, 1993 with respect to
         Class A Common Stock of Premiere Radio Networks, Inc. (Issuer)



ITEM 1.           SECURITY AND ISSUER

                  This statement relates to Class A Common Stock ("Class A Stock") of Premiere Radio Networks, Inc., a Delaware Corporation ("Premiere"), whose principal executive offices are located at 15260 Ventura Boulevard, Sherman Oaks, California 90403-5339.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) The entity filing this statement is the Makowka Family Trust. Dr. Leonard Makowka and Cynda Makowka are the Trustees and beneficial owners of the Trust. Although Dr. Makowka has relationships with other persons relating to the Class A Stock of Premiere, as more fully disclosed herein (see Items 4 and 6 below), Dr. Makowka expressly disclaims the existence of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") and the rules promulgated thereunder in connection with such relationships. Pursuant to Rule 13d-4 under the Act, Dr. Makowka declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Act, a beneficial owner of the shares of Premiere Class A Stock owned by Messrs. Eric Weiss and William Lopatin and acquired by them in connection with the merger transaction described in Item 4 below. Notwithstanding such disclaimer, the filing of this Schedule 13D is made by Dr. Makowka as a protective filing in the event the Commission determines that a group does exist under its interpretation of Section 13(d)(3) of the Act and the rules promulgated thereunder.

                  (b) Dr. Makowka's business address is Institute Plaza, 2200 West Third Street, Suite 400, Los Angeles, California 90057.

                  (c)    Dr. Makowka is a doctor.

                  (d) During the last five years, Dr. Makowka has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Dr. Makowka has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Makowka is a Canadian citizen and a permanent resident of the United

States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Dr. Makowka acquired 136,000 shares of Premiere Class A Stock as part of the merger consideration in connection with the merger transaction described in Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION

                  Dr. Makowka acquired substantially all of his beneficial interest in shares of Premiere Class A Stock in connection with the merger of After Midnite Entertainment, Inc. ("AME"), a California corporation, with and into the Merger Sub (the "Merger") pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of January 7, 1997 by and among AME, the shareholders of AME and Premiere (the "Merger Agreement"), a copy of which is attached as Exhibit 1 hereto. The Merger Sub is wholly owned by Premiere and was formed for purposes of the Merger.

                  MERGER CONSIDERATION. Section 1.2(b) of the Merger Agreement provides that, by virtue of the Merger, all outstanding shares of common stock of AME shall be converted into the right to receive cash, promissory notes of Premiere, or shares of Premiere Class A Common Stock (collectively, the "Merger Consideration") as specifically described on Schedule 1.2 to the Merger Agreement. As part of the Merger Consideration, three of the shareholders of AME (the "Shareholders"), including Dr. Makowka, received shares of Premiere Class A Stock (the "Merger Stock") in the following amounts:

                           Eric Weiss                :        128,000 shares
                           William Lopatin           :        136,000 shares
                           Leonard Makowka           :        136,000 shares

                  These shares have not been registered by Premiere under the Securities Act of 1933. However, these individuals have certain registration rights as described in Item 6 below.

                  PRICE GUARANTEE. The Merger Agreement provides for a price guarantee (the "Guarantee") with respect to the Merger Stock. Pursuant to
Article 9 of the Merger Agreement and subject to the conditions and limitations provided therein, if on the first anniversary of the Closing Date of the Merger, the fair market value (as defined in Section 9.2 of the Merger Agreement) of the Merger Stock is less than $16.00 per share, Premiere shall pay the Shareholders an amount per share equal to the difference between $16.00 and the fair market value of the Merger Stock as of the first anniversary of the Closing Date. Such amount may, at the option of Premiere, be paid in cash or in additional shares of Premiere Class A Stock. Premiere shall have the option of setting off all or any part of any amount which Premiere finds in good faith to be payable by any Shareholder under the Merger Agreement against amounts payable to such Shareholder pursuant to the Guarantee.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Dr. Makowka beneficially owns 136,000 shares of Premiere Class A Stock, constituting approximately 3.2%1 of all outstanding Premiere Class A Stock.

                  (b) Please see the answers to Item 7 through 11, inclusive, of the cover page of this Schedule 13D which information is incorporated herein by this reference.

                  (c) See the disclosure of transactions in the shares of Premiere set forth in Item 3, above.

                  (d)    Not applicable.

                  (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The following agreements have been entered into by Dr. Makowka with respect to any securities of Premiere, which agreements are attached as Exhibits hereto and are incorporated herein by this reference:

                  1. Agreement and Plan of Merger described in Item 4 above and attached as Exhibit 1 hereto.

                  2. Registration Rights Agreement dated as of January 7, 1997 by and among Premiere and the Shareholders (as defined in Item 4 above) attached as Exhibit 2 hereto. The Merger Stock (referred to in Item 4 above) consists of unregistered Class A Stock which Dr. Makowka believes was issued by Premiere under Section 506 of Regulation D. The Registration Rights Agreement provides the Shareholders certain registration rights subject to the limitation and conditions set forth in said Agreement. Section 3 of the Agreement provides the Shareholders piggyback registration rights exercisable prior to the fourth anniversary of the Closing Date of the Merger; Section 4 provides demand registration rights exercisable after the first anniversary and prior to the fourth anniversary of the Closing Date.

--------
         1Based upon 4,256,120 shares of Class A Stock represented by Issuer to be outstanding as of January 8, 1997.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

                           EXHIBIT NO.                        EXHIBIT
                           -----------                        -------

                            1.                     Agreement and Plan of Merger

                            2.                     Registration Rights Agreement


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 15, 1997                                   By:  /s/ LEONARD MAKOWKA
                                                      --------------------------
                                                            LEONARD MAKOWKA

                                                                       EXHIBIT 1


-------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                         PREMIERE RADIO NETWORKS, INC.,


                       AFTER MIDNITE ENTERTAINMENT, INC.

                                    AND THE

               SHAREHOLDERS OF AFTER MIDNITE ENTERTAINMENT, INC.


                             AS OF JANUARY 1, 1997

-------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger (this "Agreement") dated as of January 1, 1997 is by and among Premiere Radio Networks, Inc., a Delaware corporation ("Premiere"), After Midnite Entertainment, Inc., a California corporation (the "Company"), and the shareholders of the Company listed on the signature pages hereto (the "Shareholders").

                                R E C I T A L S

        WHEREAS, the Shareholders own all the outstanding capital stock of the Company;

        WHEREAS, Premiere desires to cause a merger of the Company with a wholly owned subsidiary to be formed by Premiere under the laws of the State of Delaware ("Merger Sub");

        WHEREAS, In such merger, the Shareholders will receive cash and Class A Common Stock of Premiere ("Premiere Class A Stock") in accordance with the terms hereof;

                               A G R E E M E N T

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                                   ARTICLE 1
                                   THE MERGER

        1.1. Filing the Certificate of Merger. An Agreement of Merger by and among Merger Sub and the Company, meeting the requirements of the laws of the State of Delaware shall be executed and delivered to the Secretary of State of Delaware for filing in accordance with the General Corporation Law of the State of Delaware (the "GCL") on the date of the Closing (as defined herein). The merger of the Company into Merger Sub (the "Merger") shall be given effect upon the filing of the Agreement of Merger, and any other documents necessary to effect the Merger in accordance with the GCL.

        1.2.     The Merger.  At the Effective Time:

                 (a) The Company shall be merged with and into Merger Sub, and the separate existence of Company shall cease. Merger Sub shall be the surviving corporation (the "Surviving Corporation").

                 (b) By virtue of the Merger, each issued and outstanding share of common stock of the Company (the "Company Stock") shall be converted into the right to receive any of cash, promissory notes of Premiere, or shares of Premiere Class A Stock, in each case in such amounts as are indicated on Schedule 1.2(b) (such cash, notes and Premiere Class A Stock, the "Merger Consideration"). The parties hereto agree that all cash included in the Merger Consideration shall be paid by wire transfer to an account designated to Premiere as the "Shareholders Account" in writing by Eric Weiss on or before the Closing Date (the "Shareholders Account"), and that all obligations of Merger Sub and Premiere to pay such cash portion of the Merger Consideration, and all other amounts of cash to be paid to any Shareholder hereunder, shall be completely satisfied upon transfer of such amounts to the Shareholders Account.

                 (c) By virtue of the Merger, each issued and outstanding share of common stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.

        1.3.     Charter Documents; Directors and Officers after the Merger.

                 (a) At the Effective Time, the articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation until duly altered, amended or repealed thereafter; provided that the name of the Surviving Corporation shall be "After Midnite Entertainment, Inc."

                 (b) From and after the Effective Time, the members of the Board of Directors of the Surviving Corporation shall consist of the members of the Board of Directors of Merger Sub immediately prior to the Effective Time, each of such individuals to serve until such individual's successor is elected and qualified, or until such individual's earlier death, resignation or removal.

                 (c) From and after the Effective Time, each officer of Merger Sub immediately prior to the Effective Time shall be an initial officer of the Surviving Corporation in the same capacity, until such officer's successor is duly elected and qualified or until such officer's earlier death, resignation or removal.

        1.4. Exchange of Certificates. At the Closing (as defined herein) each Shareholder shall present his Company Stock to Premiere and Premiere shall deliver the Merger Consideration to each Shareholder. Following the Effective Time each share of Company Stock shall represent solely the right to receive the Merger Consideration as provided herein, and shall have no other rights.

        1.5.     Closing.

                 The closing of the transactions contemplated herein (the "Closing") shall take place at 9:00 a.m., local time on January 7, 1997, or such other date as to which the parties shall agree (the "Closing Date"), at the offices of Christensen, Miller, Fink, Jacobs, Glaser,

Weil & Shapiro, LLP, 2121 Avenue of the Stars, 18th Floor, Los Angeles, California 90067 or at such other place and on such other date as the parties shall agree.


                                   ARTICLE 2
             REPRESENTATIONS, WARRANTIES AND COVENANTS OF PREMIERE

Premiere represents, warrants and covenants to the Company and the Shareholders as follows:

        2.1. Organization and Standing. Premiere is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite authority to own its property and assets and to conduct its business as presently conducted.

        2.2. Authorization and Binding Obligation. Premiere has all necessary power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and Premiere's execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by Premiere and constitutes its valid and binding obligation, enforceable in accordance with its terms, except as limited by laws affecting creditors' rights or equitable principles generally.

        2.3. Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance of this Agreement by Premiere: (a) do not require the consent of any third party; (b) will not violate any provision of Premiere's certificate of incorporation or by-laws; (c) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which Premiere is a party or is bound; and (d) will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a material default under or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit to which Premiere is now subject.

        2.4. Litigation. There is no claim, litigation, proceeding or investigation pending or, to the best of Premiere's knowledge, threatened against Premiere which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken in connection with this Agreement.

        2.5. Premiere Class A Stock; Fully Paid, Etc. The shares of Premiere Class A Stock to be issued in the Merger will, upon issuance, be duly authorized, validly issued, fully-paid and non-assessable, free of any pre-emptive rights, free of any restrictions, except for restrictions on transfer under applicable securities laws and will have been issued in compliance with applicable securities laws.

        2.6. Disclosure. The Company has heretofore delivered to the Shareholders its (i) Annual Report and any amendments thereto on Form 10-K for the three most recent fiscal years as filed with the Commission, (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) since December 31, 1995, and (iv) all other reports or registration statements filed by the Company with the Commission since December 31, 1995, (the "SEC Documents"). As of their respective dates, the SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) complied as to form in all material respects with the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Premiere has no actual knowledge that any representation or warranty of the Company or any Shareholder hereunder contains any untrue statement of material fact or omits any statement of material fact necessary to make any statement contained herein or therein not misleading, it being expressly understood that Premiere shall not be charged with any such actual knowledge on account of any due diligence investigation it may have conducted with respect to the transactions contemplated hereby.


                                   ARTICLE 3
                 REPRESENTATION AND WARRANTIES AND COVENANTS OF
                        THE COMPANY AND THE SHAREHOLDERS

The Company and the Shareholders, jointly and severally, represent, warrant and covenant to Premiere as follows:

        3.1. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all necessary corporate power and authority to own, lease and operate the assets which it owns or leases and to carry on its business as now being conducted and as proposed to be conducted. The Company is duly qualified to do business and is in good standing in any state in which the ownership of its assets or the nature of its business requires it to be so qualified, except where the failure to be qualified and/or in good standing would not have a material adverse effect on its business.

        3.2.     Capitalization; Ownership of Company Stock.

                 (a) The authorized capital of the Company consists of ten thousand (10,000) shares of Company Stock, of which ten thousand (10,000) shares are issued and outstanding. There are no outstanding options, warrants or other agreements providing for the issuance of Company Stock. None of the shares of Company Stock has been issued in violation of any applicable securities laws or in violation of any rights, pre-emptive or otherwise, of any present or past shareholder of the Company. The Company does not have any subsidiaries.

                 (b) Each Shareholder is the sole record and beneficial owner of the number of shares of Company Stock set forth opposite his name on
Schedule 3.2 hereto and has, good and marketable title to such Company Stock, free and clear of all liens, pledges, encumbrances, options, purchase rights or otherwise.

        3.3. Authorization and Binding Obligation. The Company and the Shareholders each has all necessary power and authority to enter into and perform its or his obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary action. This Agreement has been duly executed and delivered by the Company and the Shareholders and constitutes its or his respective binding obligation, enforceable in accordance with its terms, except as limited by laws affecting the enforcement of creditors' rights or equitable principles generally.

        3.4. Absence of Conflicting Agreement or Required Consents. The execution, delivery and performance of this Agreement by the Company and the Shareholders (a) do not require the consent of any third party, except as otherwise detailed on one of the Schedules hereto (which material consents shall be obtained prior to the Closing); (b) will not violate any provisions of the Company's articles of incorporation or by-laws; (c) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Company or the Shareholders are a party or by which the Company, its assets or the Shareholders are bound; (d) except as otherwise disclosed on Schedule 3.4 hereof, will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a material default under or accelerate or permit the acceleration of any performance required by the terms of any material agreement, instrument, license or permit to which the Company, its assets or the Shareholders are now subject; provided that the Company shall deliver waivers or consents of the appropriate counter-party to each such agreement, instrument, license or permit prior to the Closing and (e) will not result in the creation of any lien, charge or encumbrance on any of assets of the Company.

        3.5. Intellectual Property. The Company has good and marketable title in or otherwise has the right to use all material copyrights, trademarks, trade names, service marks, licenses, permits, jingles, privileges, and other similar intangible property rights and interests which are used in the present conduct of its business and operations ("Intellectual Property"). Attached hereto as Schedule 3.5(a) is a list of all such Intellectual Property rights. Such schedule indicates which items are owned and which are used pursuant to licenses or other rights to use the Intellectual Property. Except as disclosed in Schedule 3.5(b), there are no pending, or to the Knowledge of the Company and the Shareholders, threatened proceedings or litigation affecting or relating to any Intellectual Property. Neither the Company nor any Shareholder has received notice alleging infringement of the rights of any third party to Intellectual Property or alleging the unlawful use of such property. As used in this Agreement, the term the "Knowledge of the Company and the Shareholders" shall mean (i) to the best knowledge of the Company after reasonable enquiry and investigation, and (ii) to the actual knowledge of any

Shareholder. "The best knowledge of the Company" shall include, without limitation, knowledge of any Company officer (including any officer who is also a Shareholder) after reasonable enquiry and investigation to be conducted within the scope of his responsibilities as an officer.

        3.6.     Personnel Information.

                 (a) Schedule 3.6(a) contains a true and complete list of all persons employed by, and all consultants and outside talent engaged by or under contract with, the Company as of December 15, 1996 and a description of all compensation arrangements (including bonus arrangements) and employee benefit plans or arrangements applicable to such employees, consultants and talent. To the Knowledge of the Company and the Shareholders, no employee, consultant or talent identified on Schedule 3.6(a) currently plans to terminate such person's employment, engagement or contract, whether by reason of the transactions contemplated by this Agreement or otherwise.

                 (b) Except as disclosed in Schedule 3.6(b), to the Knowledge of the Company and the Shareholders, the Company has complied in all material respects with all laws relating to the employment of labor, including, without limitation, those laws relating to safety, health, wages, hours, unemployment insurance, workers' compensation, and equal employment opportunity.

                 (c) Other than as set forth on Schedule 3.6(c), the Company is not a party to or bound by any employee pension benefit plan within the meaning of Section 3(2)(a) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"),and covering or regarding the employees set forth on Schedule 3.6(a) whether or not such plan is otherwise exempt from the provisions of ERISA, and no employee or spouse of an employee identified on
Schedule 3.6(a) is entitled to any benefits that would be payable pursuant to any employee pension benefit plan. Except as provided on Schedule 3.6(c), the Company does not have any fixed or contingent liability or obligation to any person now or formerly employed by it, including, without limitation, pension or thrift plans, individual or supplemental pension or accrued compensation arrangements, contributions to hospitalization or other health or life insurance programs, incentive plans, bonus arrangements and vacation, sick leave, disability and termination arrangements or policies, including workers compensation policies. Premiere shall not assume or hereby become obligated to pay, and the Shareholders shall indemnify Premiere for, any debt, obligation or liability arising from the Company's employee benefit plans, or any other employment arrangement; provided that employees of the Company shall receive credit for years of service for purposes of vacation and participation in Premiere's health insurance plan and 401(k) plan; provided further, that Premiere shall not be obligated to deposit any additional funds into its 401(k) plan in order to provide employees of the Company with credit for years of service.

                 (d) Except as disclosed on Schedule 3.6(d), the Company is not a party to, or negotiating, any collective bargaining agreement, nor are there to the Knowledge of the Company and the Shareholders, any union organizational or representation efforts underway.

                 (e) Each Shareholder hereby acknowledges and represents that such Shareholder is aware that Eric Weiss shall or may enter into consulting and employment contracts with the Company, Premiere or their affiliates, in form and substance acceptable to such persons in their sole and complete discretion (including, without limitation, the Consulting Agreement and Transaction Agreement, each between Premiere and Eric Weiss, in form agreed by such parties prior to the date hereof, with such variations therefrom as such parties may agree in their sole and complete discretion may have agreed (the "Consulting Agreement" and the "Transaction Agreement", respectively)), and hereby consents thereto.

        3.7. Litigation. The Company is not subject to any judgment, award, order, writ, injunction, arbitration decision or decree pertaining to the operation of the Company, the ownership of its assets or the validity of this Agreement except (i) as set forth on Schedule 3.7 and (ii) for any such judgment, award, order, writ, injunction or decision issued in litigation arising out of a claim (if any) by MediaAmerica, Inc. ("MAI") to be the advertising sales representative for the Company in 1997 (the "MediaAmerica Litigation"). Except as set forth on Schedule 3.7 and except as issued in the MediaAmerica Litigation (if any), the Shareholders are not subject to any judgment, award, writ, injunction, arbitration decision or decree pertaining to the validity of this Agreement. Except as set forth on Schedule 3.7 and except for the MediaAmerica Litigation (if any), there is no litigation, proceeding or investigation pending or, to the Knowledge of the Company and the Shareholders, threatened against any of them or relating to the Company or the Shareholders in any federal, state or local court, or before any administrative agency, referee, arbitrator or other tribunal authorized to resolve disputes, which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken in connection with this Agreement. For the avoidance of doubt, the parties hereto have agreed that there is no basis on which MediaAmerica Litigation may be sustained, but have provided therefor in this
Section 3.7 and elsewhere in this Agreement solely as a precautionary measure.

        3.8. Compliance with Laws. To the Knowledge of the Company and the Shareholders, the Company has operated and is operating in material compliance with all laws, regulations and governmental orders pertaining to the operation of the Company or the ownership of its assets, and the Company's present use of its assets and conduct of its business does not violate any law, regulation or order in any material respect. Neither the Company nor the Shareholders has received any notice asserting any noncompliance with any applicable statute, rule or regulation, in connection with the business or operations of the Company.

        3.9. Bankruptcy. No insolvency proceedings of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Company, the Shareholders or any assets of the Company, are pending or, to the Knowledge of the Company and the Shareholders, threatened, and neither the Company nor the Shareholders has made and presently does not intend to make any assignment for the benefit of creditors or file any petition in bankruptcy and has not taken and presently does not intend to take any action which would constitute the basis for the institution of such insolvency proceedings. To the Knowledge of the Company and the Shareholders, there is no fact or circumstance which would cause the Company, its assets or business or the Shareholders to become subject to the jurisdiction of any bankruptcy court or proceeding within 90 days of the Closing Date.

        3.10. Operation of the Company. Since October 31, 1996 the Company has operated its business in the ordinary and normal course of business and in the manner that has been customary during the period since the Shareholders acquired the Company. Since October 31, 1996 the Company has used reasonable efforts to preserve the business and organization of the Company, and to keep available without entering into any binding agreement except as disclosed on
Schedule 3.10, the services of those employees, consultants and outside talent of the Company the loss of which could reasonably be expected to have a material adverse effect on the Company or its business, and to preserve the goodwill of the Company's customers and others having business relationships with the Company.

        3.11. Absence of Undisclosed Liabilities. The unaudited cash basis balance sheets of the Company at October 31, 1996 and the related unaudited, cash basis income statements (including footnotes thereto) for the periods then ended present fairly in all material respects the cash basis financial position and results of operations of the Company as of such date. The foregoing financial statements, all of which have been attached as Schedule 3.11(a) hereto, are sometimes referred to herein as the "Financials." The Company's accrued and contingent liabilities as of October 31, 1996 which are not reflected in the Financials are disclosed on Schedule 3.11(b), together with all reserves taken by the Company for any thereof. Except as and to the extent reflected or reserved against in the Financials, or disclosed in any Schedules hereto (including, without limitation, Schedules 3.11(a) and (b)), the Company had no liabilities or obligations which would be required to be disclosed in financial statements prepared in accordance with Generally Accepted Accounting Principles as of the date thereof (other than obligations of continued performance under the Material Agreements and other commitments and arrangements incident to the normal conduct of business which are terminable at will), known or unknown, secured or unsecured (whether accrued, absolute, contingent or otherwise), including, without limitation, tax liabilities due or to become due. Since October 31, 1996, except as and to the extent reflected or reserved against in the Financials or disclosed in any Schedule hereto (including, without limitation, Schedule 3.11), the Company has incurred no material liabilities or obligations other than (i) current liabilities incurred in the ordinary course of business which in the aggregate do not have a material adverse effect on the financial position or operations of the Company, or (ii) in connection with the transactions contemplated hereby.

        3.12. Absence of Certain Changes or Events. Since October 31, 1996, except as described in Schedule 3.12 hereto, there has not occurred any event or condition which has a material adverse effect on the properties, assets, liabilities (whether absolute, contingent, accrued or otherwise), financial condition, results of operations, business, affairs of the Company concerning the Company and, without limiting the generality of the foregoing, the Company has not, except as disclosed on Schedule 3.12, (a) incurred any obligation or liability, secured or unsecured (whether accrued, absolute, contingent or otherwise), whether due or to become due, except current liabilities in the ordinary course of business; (b) mortgaged, pledged, or subjected to lien, charge, security interest or other encumbrance any of its assets; (c) sold, transferred, licensed or otherwise disposed of any of its assets other than in the ordinary course of business consistent with past practice; (d) increased the compensation payable or to become payable by it to any of its directors, officers, employees or agents whose total compensation for services rendered after any such increase is at an annual rate of more than $30,000, or made any bonus, percentage of compensation or other like benefit accruing to or for the credit of any such directors, officers, employees or agents of the Company; (e) terminated or received any notice of termination of any material contract, lease, trademark, patent, copyright or trade name protection or other agreement; (f) suffered any damage, destruction or loss (whether or not covered by insurance) adversely affecting its assets (other than normal wear and tear);
(g) suffered any taking or seizure of all or any part of its assets by condemnation or eminent domain; (h) experienced any material adverse change in its relations with its dealers, distributors, customers, employees, agents or consultants; (i) acquired any capital stock or other securities of any corporation or any interest in any business enterprise, or otherwise made any loan or advance to or investment in any person, firm or corporation; (j) made any capital expenditures or capital additions exceeding $10,000 singularly or $50,000 in the aggregate; (k) instituted, settled or agreed to settle any litigation, action or proceeding before any court or governmental body affecting its financial condition, its property or its business operations; (l) made any purchase commitment in excess of normal, ordinary and usual requirements, or made any material change in its selling, pricing, or personnel practices; (m) made any change in accounting principles or methods, or in the manner of keeping books, accounts and records of the Company; (n) declared, set aside or paid any dividends or distributions in respect of the Company Stock or otherwise paid any amounts to the Shareholders except for payment of salaries, benefits and other compensation and reimbursement of expenses consistent with past policies; (o) repurchased any capital stock of the Company; (p) waived or released any debts, claims, rights of value or suffered any extraordinary loss or written down the value of any assets or written off any receivables in excess of $5,000; (q) accelerated or deferred any items of income or expense;
(r) suffered any material adverse change in its income business, financial condition, assets or results of operations or experienced any occurrence or event which has had a material adverse effect upon the revenues, business, financial condition or results of operations; (s) entered into any agreement or made any commitment to do any of the things described in the preceding subsections (a) through (r) of this Section 3.12.

        3.13.    Equipment Leases and Contracts.  Except as disclosed on
Schedule 3.13 hereto, the Company is not a party to, nor are its assets bound by, any executory agreements (including dealer and distributor agreements), purchase orders (other than purchase commitments for supplies in the ordinary course of business), bailment agreements, equipment leases, commitments, contracts, employment agreements, warranties, guarantees, understandings or other agreements (a) which involve or may involve the annual payment of more than $2,500, (b) which are of a duration in excess of twelve (12) months from the date of execution thereof, (c) to which any stockholder, officer, director or employee of the Company is a party in any capacity, which is not being extinguished on or before the Closing Date, or (d) whose termination would result in a liability of $5,000 or more (said agreements, together with the Real Property Leases, being referred to herein collectively as the "Material Agreements"). Each Material Agreement is listed on Schedule 3.13 . True and correct copies of each of the Material Agreements have been delivered to Premiere and each Material Agreement is in full force and effect, has an expiration date as set forth on Schedule 3.13, has not been amended or modified except as set forth on Schedule 3.13, and constitutes the entire agreement between the parties thereto with respect to the subject matter thereof. The Company is not, and to the Knowledge of the Company and the Shareholders, no third party to any Material Agreement is in material default thereunder, nor is the Company aware of any fact or circumstances with respect to any Material Agreement which upon notice or lapse of time could give rise to a material default thereunder.

        3.14.    Real Property Leases.  The real property leases listed on
Schedule 3.14 hereto (the "Real Property Leases") constitute all leases, whether written or oral, to which the Company or any of its affiliates is a party and which are necessary or required in connection with the Company's business (including any real property owned by one or more of the Shareholders or any affiliate of the Company); true and correct copies of each of the written Real Property Leases have been delivered to Premiere. The Company has valid and enforceable leasehold interests in such real property, free and clear of all liens and encumbrances. To the Knowledge of the Company and the Shareholders there exists no event of default or event, occurrence, condition or act (including the transactions contemplated by this Agreement) which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a material default under such lease, give rise to a right in the lessor to terminate the lease or render the lessee liable to incur any expenditure under such lease. In the event any such lease requires the lessee to exercise an option to renew in order to continue the term thereof, the Company has properly exercised such option to renew. To the Knowledge of the Company and the Shareholders each such real property and improvements thereon may lawfully be used in connection with the business of the Company and is in compliance with all applicable laws, rules, regulations and ordinances of all federal, state, municipal and other governmental authorities including, but not limited to, zoning, building, health, safety and environmental laws, and the Company has not received any notices of violations with respect thereto.

        3.15. Machinery and Equipment. The machinery and equipment used in the Company's business is in adequate operating condition, subject to normal wear and tear, and in a state of repair sufficient for the conduct of normal operations. The Company's assets and properties (including leased property) are adequate to enable the Company to conduct its business as now being conducted. Except as described in Schedule 3.15, the Company is not aware of any major capital expenditure that will be required within one year from the date of this Agreement that is not consistent with past practices.

        3.16. Licenses. The Company possesses all material patents, franchises, permits, licenses, music library rights, certificates and consents required from any governmental authority or any other person necessary to enable the Company to carry on its business as now conducted and to own and operate its properties (including leased property) as now owned and operated and all such patents, franchises, permits, licenses, rights, certificates and consents will remain in full force and effect following consummation of the transactions contemplated by this Agreement. Attached hereto as Schedule 3.16 is a true and complete list of all such patents, franchises, permits, licenses, certificates and consents. All such patents, franchises, permits, licenses, certificates and consents will remain in full force and effect following the Merger.

        3.17. Title to Assets. Except as disclosed on Schedule 3.17 hereto, all of the Company's assets are owned free and clear of all mortgages, liens, security interests, pledges, charges and other encumbrances whatsoever (including, without limitation, profit and revenue sharing agreements). Except as disclosed on Schedule 3.17 hereto, immediately following the Merger the Company's assets will be free and clear of all mortgages, liens, security interests, pledges, charges and other encumbrances whatsoever.

        3.18. Taxes The Company has at all times since its creation duly made and maintained in effect an "S corporation" election under the Internal Revenue Code of 1986, as amended (the "Code"), and, pursuant to such election, is and has at all times since its creation been, an "S corporation". Without limitation to the foregoing sentence, the Company has no "built in gain" (as such term is used in Section 1374 of the Code). The Company (a) has filed all federal, state and local tax returns required by law in the legally prescribed time and manner, and paid all taxes, assessments and penalties due and payable;
(b) has made all payments required by any governmental program of workers' social security or unemployment compensation; (c) has withheld and paid over to the appropriate governmental authority all amounts required by law to be withheld from the wages or salaries of employees; (d) is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing; and (e) has paid or will pay over to the appropriate governmental authority all sales or use taxes referable to the Company's operations due as of the Closing Date, and has made or will make provisions for payment of all such taxes accrued as of such date, but not yet due. There are no claims pending or, to the Knowledge of the Company and the Shareholders, threatened against the Company for past due taxes, nor are there any outstanding waivers or agreements by the Company for the extension of the time for the assessment of any tax. The amounts reserved on the Financials, or disclosed on any Schedule hereto, for accrued but unpaid taxes are sufficient to pay all accrued but unpaid taxes through the Closing Date. The Company has never been audited by any federal, state or local governmental taxing authority and has received no notice of any future such audit, and, to the Knowledge of the Company and the Shareholders, no such audit is pending, planned or threatened. The Company has withheld and paid all amounts with respect to federal, state or local taxes which are required to be made by applicable law.

        3.19. Insurance. Attached hereto as Schedule 3.19 is a true and complete list of all insurance policies in force with respect to the Company's business and assets and the annual premiums payable thereon. The Company is not now, and on the Closing Date will not be, in default in any respect under any such policy, and the Company shall continue such policies in force and effect through the Closing Date.

        3.20. Access to Records. Prior to the execution of this Agreement, the Company has made available to Premiere and its representatives for their examination the books and records of the Company, including, without limitation, computer data and records (the "Records"). No changes or additions to the Records have been made from the date the Records were first made available to Premiere and its representatives and nothing which should be set forth in the Records, if prepared in the ordinary course of business, occurred from the date such Records were first made available to Premiere or its representatives, except for such changes, additions or events which have been made or have occurred, as the case may be, in the ordinary course of the business of the Company consistent with the prior practice of the Company or which have otherwise been disclosed in writing to the Company.

        3.21. Sophisticated Investors; Investment Intent. Each Shareholder who is to receive Premiere Class A Stock under this Agreement, by reason of his business and financial experience or together with his investment representative, has sufficient knowledge and experience in financial and business matters to enable him to evaluate the merits and risks of this Agreement and the transactions contemplated by this Agreement and to protect his own interests in connection with this Agreement and the transactions contemplated hereby. Each such Shareholder acknowledges that the Premiere Class A Stock to be received by him has not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Each such Shareholder (i) is taking the shares of Premiere Class A Stock to be received by him for his own account for investment and not with a view to engage in, or for sale in connection with, any offering or distribution thereof and otherwise without a present intent of transferring or otherwise disposing of such shares except in compliance with applicable securities laws; (ii) prior to the execution of this Agreement, has received all information requested concerning the business, operations and financial condition of Premiere in connection with his making an investment decision to acquire the Premiere Class A Stock; and
(iii) is an "accredited investor" as defined in Regulation D of the Securities Act.

        3.22. Disclosure. None of this Agreement or any certificate or other document delivered in connection with the transactions contemplated by this Agreement contains any untrue statement of material fact or omits any statement of material fact necessary to make any statement contained herein or therein, as the case may be, not misleading. Neither the Company nor any Shareholder has actual knowledge that any representation or warranty of Premiere hereunder contains any untrue statement of material fact or omits any statement of material fact necessary to make any statement contained herein or therein not misleading, it being expressly understood that neither the Company nor any Shareholder shall charged with any such actual knowledge on account of any due diligence investigation it or he may have conducted with respect to the transactions contemplated hereby.

        3.23. No Accrued Employee Vacation Time. No present or former employee of the Company has accrued any unused vacation time, and the Company is not obligated to pay any amount to any such employee with respect thereto.

        3.24. MediaAmerica Advance and Other Accounts Payables; Accounts Receivables.

                 (a) The amount of the MediaAmerica Advance (defined below) is as of the date hereof $254,243. As used herein, "MediaAmerica Advance" shall mean the aggregate remaining amount owed from time to time (including principal and interest) to MAI under that certain Revolving Promissory Note (the "MediaAmerica Note"), dated April 21, 1995.

                 (b) The Shareholders shall satisfy in a manner consistent with the Company's prior ordinary course of business all of the Company's accounts payable and other liabilities (i) respecting obligations to which the Company was contractually bound to pay prior to Closing, including, without limitation, all employee payroll, bonus and other obligations to Company employees accrued prior to the Closing Date, (ii) for services rendered to the Company prior to Closing, or (iii) for goods purchased, ordered or received by the Company prior to Closing; provided, however, that with respect to the Company's obligation to repay the MediaAmerica Advance, all amounts collected by Premiere from MAI after the Closing with respect to the Sales Representation Agreement dated as of April 1, 1995, as amended, between the Company and MAI, whether in cash or by way of offsets against amounts due by the company to MAI under the Company's Revolving Promissory Note to MAI, dated April 21, 1995, as amended, shall be deemed to be accounts receivable collected by Premier under
Section 11.1(b), and to the extent received by Premiere, shall be remitted to the Shareholders at the time and in the manner provided in Section 11.1(b). Premiere shall, promptly upon receipt of statements from MAI with respect to collected Adjusted Gross Receipts, remit true copies thereof to the Shareholders. The Shareholders shall retain the right at any time after the Closing to designate Premiere in writing as the party to collect Gross Receipts derived from any contracts obtained by MAI during the Term (as such term is used in section 7.2 of the Sales Representation Agreement). In such case, all amounts collected by Premiere (less such sums as are due MAI under said section 7.2) shall be treated as collected accounts receivable under Section 11.1(b) and remitted to the Shareholders as provided therein.

                 (c) The parties hereto understand and agree that ordinary items of income and operating expenses of the Company for the year 1997 (each of which is described in the Schedules hereto) which overlap the Closing Date, including without limitation, payroll obligation for the Company's employees, rent obligations accrued by the Company and pre-paid satellite expenses paid by the Company, shall be prorated as of the Closing Date, with the burdens and benefits attributable to period before the Closing Date being attributed to the Shareholders, and the burdens and benefits attributable to period on and after the Closing Date being attributed to Premiere, and the parties agree that such prorated amounts shall be calculated on or before March 1, 1997 and settled by appropriate cash payment on that date.

                 (d) Shareholders jointly and severally agree to promptly pay any amounts payable with respect to severance of any Company employee listed on Schedule 3.6 as a "Full Time Employee" whose employment is terminated within 60 days after the Closing Date.

                                   ARTICLE 4
             CONDITIONS PRECEDENT TO PREMIERE'S OBLIGATION TO CLOSE

The obligation of Premiere to consummate the transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

        4.1.     Representations, Warranties and Covenants.

                 (a) All representations and warranties of the Company and the Shareholders shall be, and the Company and each Shareholder shall have executed and delivered Certificates dated the Closing Date certifying that such representations and warranties are, true and complete in all material respects on and as of the Closing Date as if made on and as of that date.

                 (b) All of the terms, covenants and conditions to be complied with and performed by the Company and the Shareholders on or prior to Closing Date shall have been complied with or performed in all material respects.

                 (c) The Company shall have obtained all material consents and material waivers described in this Agreement, including Schedules hereto, required to be obtained prior to the Closing; provided, however, that the Shareholders shall continue to use their respective best efforts to obtain each consent and waiver described in this Agreement, including Schedules hereto, which have not been obtained prior to the Closing, and in all events the Shareholders jointly and severally agree to obtain and deliver to Premiere each such consent and waiver by no later than March 1, 1997.

        4.2. Adverse Proceedings. No suit, action, claim or governmental proceeding shall be pending against, and no order, decree or judgment of any court, agency or other governmental authority shall have been rendered against, any party hereto which Premiere in good faith believes would render it unlawful to effect the transactions contemplated by this Agreement in accordance with its terms except any suit, action or claim of MediaAmerica Litigation.

        4.3. Non-Competition Agreement. The Shareholders other than Eric Weiss shall each have executed and delivered the Non-Competition Agreement substantially in the form attached hereto as Schedule 4.4. The Shareholders shall be paid an aggregate of $800,000 for entering into the Non-Competition Agreements. Such amount shall be allocated as follows:

        William Lopatin           $ 50,000.00

        Leonard Makowka           $ 50,000.00

        Rod West                  $317,037.44

        Blair Garner              $382,962.56

The Non-Competition Agreements of Rod West and Blair Garner shall provide, among other things, that such Shareholders shall hold the titles of "President of the AME Division" and "Chief Creative Officer of the AME Division", respectively, and further provide for the issuance of certain options respecting Premiere Class A Stock, in each case on the terms and conditions provided in such Non-Competition Agreements.


                                   ARTICLE 5
            CONDITIONS PRECEDENT TO THE COMPANY'S AND SHAREHOLDERS'
                              OBLIGATION TO CLOSE

        The obligations of the Company and the Shareholders to consummate the transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

        5.1.     Representations, Warranties and Covenants.

                 (a) All representations and warranties of Premiere shall be, and Premiere shall have executed and delivered a Certificate dated the Closing Date certifying that such representations and warranties are, true and complete in all material respects on and as of the Closing Date as if made on and as of that date.

                 (b) All the terms, covenants and conditions to be complied with and performed by Premiere on or prior to the Closing Date shall have been complied with or performed in all material respects.

        5.2. Registration Rights Agreement. Premiere and the Shareholders shall have entered into a Registration Rights Agreement, the form of which is attached hereto as Schedule 5.3.

        5.3. Consideration. Premiere and Merger Sub shall have tendered the Merger Consideration, subject to the terms and conditions hereof.


                                   ARTICLE 6
                    DOCUMENTS TO BE DELIVERED AT THE CLOSING

        6.1. Documents to be Delivered by the Company and the Shareholders. At Closing, the Company and the Shareholders shall deliver to Premiere the following:

                 (a) An Agreement of Merger duly executed on behalf of the Company;

                 (b) Stock certificates representing all the outstanding shares of Company Stock;

                 (c) Non-Competition Agreements executed by the Shareholders other than Eric Weiss, and each of the Consulting Agreement and the Transaction Agreement, executed by Eric Weiss;

                 (d) Copies of resolutions of the Board of Directors and shareholders of the Company authorizing the execution and delivery of this Agreement, and the performance by the Company of its obligations hereunder and a certificate of the Secretary of the Company stating that such resolutions are in full force and effect and have not been modified or rescinded as of the Closing Date;

                 (e) Uniform Commercial Code termination statements terminating any recorded financing statement of Company respecting any factoring or credit facility which Premiere shall have requested, other than the MediaAmerica Note, each executed by the creditor which is beneficiary of such financing statement; provided, however, that the Shareholders shall continue to use their respective best efforts to cooperate after the Closing with Premiere to obtain and file Uniform Commercial Code termination statements terminating any recorded financing statement of Company respecting the MediaAmerica Note;

                 (f) Termination agreements in form and substance satisfactory to Premiere terminating as of the Closing Date any factoring or credit facility which Premiere shall have requested, other than the MediaAmerica Note, each duly executed and delivered by Company and each creditor thereunder, together with an acknowledgement of each such creditor that amounts are outstanding thereunder; provided, however, that the Shareholders shall continue to use their respective best efforts to cooperate after the Closing with Premiere to obtain and deliver to Premiere an agreement terminating the MediaAmerica Note;

                 (g) A termination agreement in form and substance satisfactory to Premiere terminating as of the Closing Date any shareholders' agreement among the Shareholders or any of them, duly executed and delivered by each such Shareholder and any other party thereto; and

                 (h) A certificate signed by the Shareholders stating the aggregate amount, if any, of the MediaAmerica Advance as of the Closing Date;

                 (i) Agreements, in each case in form and substance reasonably satisfactory to Premiere (A) duly executed and delivered by each of Blair Garner and Rod West amending the employment agreements of each thereof with the Company as of the Closing Date, and consenting to the assumption of such employment agreement at any time on or after the Closing Date by Merger Sub or Premiere, and (B) duly executed and delivered by Eric Weiss terminating any employment agreement of Eric Weiss with the Company as of the Closing Date, and waiving any and all benefits under such employment agreement;

                 (j) Duly executed letters of resignation of each officer and director of the Company, each effective as of the Closing Date.

        6.2. Documents to be Delivered by Premiere. At the Closing, Premiere shall deliver to the Shareholders the following:

                 (a) An Agreement of Merger duly executed on behalf of Merger Sub;

                 (b) An aggregate of Three Million Nine Hundred Thousand Dollars ($3,900,000) less an amount equal to the MediaAmerica Advance balance as of the Closing date, in cash (which cash consideration includes $800,000 allocated to the Non-Competition Agreements) and certificates representing 400,000 shares of Premiere Class A Stock issued in the names of the Shareholders as provided in Schedule 6.2; provided that the parties hereto agree that the withheld amount equal to the MediaAmerica Advance balance shall be deemed delivered to the Shareholders notwithstanding Premiere's retention thereof;

                 (c) The Registration Rights Agreement duly executed on behalf of Premiere;

                 (d) Resolutions of the Board of Directors of Premiere (or the Executive Committee thereof) authorizing the execution and delivery of this Agreement and the performance by Premiere of its obligations hereunder and a certificate of the Secretary or an Assistant Secretary of Premiere stating that such resolutions are in full force and effect and have not been modified or rescinded as of the Closing Date;

                 (e) Resolutions of the Board of Directors and Shareholder of Merger Sub authorizing the Merger and a certificate of the Secretary or an Assistant Secretary of Merger Sub stating that such resolutions are in full force and effect and have not been modified or rescinded as of the Closing Date; and

                 (f) each of the Consulting Agreement and the Transaction Agreement, executed by Premiere.


                                   ARTICLE 7
                               FEES AND EXPENSES

        7.1. Expenses. Each party hereto other than the Company shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. All costs and expenses incurred by the Company in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement shall be paid by the Shareholders.

                                   ARTICLE 8
                                INDEMNIFICATION

        8.1. Indemnification by the Shareholders. The Shareholders shall jointly and severally indemnify, defend and hold Premiere harmless from and against and with respect to, and shall reimburse Premiere for the following (collectively, the "Shareholder Indemnified Liabilities"):

                 (a) any and all losses, liabilities, or damages resulting from any misrepresentation, breach or failure of any warranty or the non-fulfillment of any agreement, covenant or undertaking on the part of the Company or the Shareholders appearing herein; provided, that nothing appearing in this Section 8.1(a) shall be construed to create any liability of any Shareholder for breach of or misrepresentation in any agreement (including any agreement appearing as a Exhibit hereto) other than this Agreement;

                 (b) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, and expenses, including reasonable legal fees and expenses incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and

                 (c) any losses, liabilities, or damages resulting from any claim or cause of action brought by Jeff Svenninsen or JRS & Associates arising out of or relating to facts occurring prior to the Closing Date (collectively, "JRS Litigation");

provided, however, that, except for Unrestricted Liabilities (as defined in Section 8.4 below), no Shareholder shall have any obligations under this
Section 8.1 with respect to any Shareholder Indemnified Liabilities of which such Shareholder shall not receive notice on or prior to July 31, 1998 specifying with reasonable particularity the nature of such Shareholder Indemnified Liabilities to the extent then known by Premiere. For the avoidance of doubt, the parties hereto have agreed that there is no basis on which JRS Litigation may be sustained, but have provided therefor in this
Section 8.1 and elsewhere in this Agreement solely as a precautionary measure.

        8.2. Indemnification by Premiere. Premiere shall indemnify, defend and hold the Shareholders harmless from and against and with respect to, and shall reimburse the Shareholders for the following (collectively, the "Premiere Indemnified Liabilities"):

                 (a) any and all losses, liabilities or damages resulting from (i) any misrepresentation, breach or failure of any warranty or the non-fulfillment of any agreement, covenant or undertaking on the part of Premiere appearing herein or (ii) the MediaAmerica Litigation (if any);

                 (b) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and

                 (c) amounts actually paid after the Closing Date by any Shareholder under a guaranty made by such Shareholder of obligations of the Company disclosed in Schedule 3.11 hereof as obligations guaranteed by such Shareholder;

provided, however, that (i) Premiere shall not be required under Section 8.2(c) or any other provision of this Agreement or law to indemnify or reimburse any Shareholder for amounts paid or payable with respect to obligations or guaranties not disclosed in Schedule 3.11; (ii) Premiere shall not be required under any provision of this Agreement or law to indemnify or reimburse any Shareholder for any losses, liabilities, damages or other amounts arising out of or relating to the MediaAmerica Litigation (if any) if the information provided to Premiere by the Company and the Shareholders respecting the Company's relationship and dealings with MAI, taken as a whole, contains any untrue statement of material fact or omits any statement of material fact necessary to make any statement contained therein not misleading; and (iii) Premiere shall have no obligations under this Section 8.2 with respect to any Premiere Indemnified Liabilities of which Premiere shall not receive notice on or prior to July 31, 1998 specifying with reasonable particularity the nature of such Premiere Indemnified Liabilities to the extent then known by the Shareholders or any of them.

        8.3. Right to Defend, Etc. If the facts giving rise to any indemnification under this Article 8 shall involve any claim or demand by any person against any of the indemnified parties relating to the Shareholder Indemnified Liabilities or the Premiere Indemnified Liabilities (an "Indemnified Claim"), the indemnifying party shall be entitled to notice of such Indemnified Claim. If the indemnified party shall fail to provide the indemnifying party with notice of such Indemnified Claim prior to the time by which the interests of the indemnifying party would be materially prejudiced as a result of its failure to have received such notice, the amount of any indemnification to be paid to such indemnified party with respect to such Indemnified Claim shall be reduced by the amount of any loss actually sustained by the indemnifying party as a result of such prejudice.

        The indemnifying party shall be entitled (without prejudice to the right of the indemnified party to participate at its own expense through counsel of its own choosing in the defense or prosecution of such Indemnified Claim; provided that such participation shall not affect the right of the indemnifying party to control such defense or prosecution on behalf of the indemnified party) to defend or prosecute such Indemnified Claim at its or their expense and through counsel reasonably satisfactory to the indemnified party.

        At any time following written notice from the indemnified party of an Indemnified Claim, the indemnifying party may assume the defense or prosecution of such Indemnified Claim by providing a written undertaking of their agreement to assume the defense or prosecution of such Indemnified Claim at their sole cost and expense in accordance with this Agreement; provided, however, that any indemnified party may defend or prosecute such Indemnified Claim with reputable attorneys of its own choosing until it shall have received the foregoing notice from the indemnifying party; provided, further, that if the defendants in any action shall include the indemnifying party and the indemnified party, and any such indemnified party shall have reasonably concluded that counsel selected by the indemnifying party has a conflict of interest which under the Rules of Professional Conduct of the California Bar Association would prohibit the representation because of the availability of different or additional defenses to any such indemnified party, such indemnified party shall have the right to select separate counsel reasonably acceptable to the indemnifying party to participate in the defense of such Indemnified Claim on its behalf, at the expense of the indemnifying party, it being understood, however that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys at any time for such indemnified party. The indemnified party shall cooperate fully in the defense of any Indemnified Claim hereunder and shall make available to the party assuming such defense pertinent information (as determined through consultation with attorneys for the indemnified party) under such indemnified party's control relating thereto, but shall be entitled to be reimbursed for all costs and expenses incurred by the indemnified party in connection therewith.

        8.4. Limitation on Liability of the Shareholders. Notwithstanding anything contained in this Agreement to the contrary, the Shareholders shall not be obligated to Premiere for any Shareholders Indemnified Liabilities, or for any other liability of any kind arising under this Agreement, whether by indemnity or otherwise, (i) until such time as the total sum of all such liabilities shall exceed $150,000 and only then to the extent of amounts in excess of $75,000, and (i) the maximum amount which the Shareholders shall be obligated to Premiere for any and all such liabilities shall not exceed $1,500,000; provided, however, that the limitations of this Section 8.4 shall not apply to any Shareholder Indemnified Liabilities arising out of or relating to any claim (I) by any former or present employee of the Company or constituting JRS Litigation, (II) by any third party relating to any asserted interest in the Company, any of its stock or any participation in the profits of the Company or any of its programs or businesses, and (III) for repayment of the MediaAmerica Advance or for ordinary payables and expenses of the Company required to be paid pursuant to the terms of Article 11 hereof (such Shareholder Indemnified Liabilities described under clauses (I), (II) and (III) being referred to herein as the "Unrestricted Liabilities"). Following the Merger, the Shareholders shall not be entitled to reimbursement or contribution from the Company for any Shareholder Indemnified Liabilities or other amounts owed to Premiere.

        8.5. Right to Settle or Compromise Claims. No indemnifying party will, without the prior written consent of the indemnified party, settle or compromise any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought under this Section 8, unless such settlement or compromise includes a full and unconditional release of each such indemnified party from all liability arising out of such claim, action, suit or proceeding, reasonably satisfactory in form and substance to such indemnified party. No indemnified party will, without the prior written consent of the indemnifying party, settle or compromise any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought under this Section 8.

        8.6. Subrogation. If any indemnified party receives payment or other indemnification with respect to any claim or demand by any third person against an indemnified party, the indemnifying party shall be subrogated to the extent of such payment or indemnification to all rights in respect of the subject matter of such claim to which the indemnified party may be entitled, to institute appropriate action for the recovery thereof, and the indemnified party agrees to provided reasonable levels of assistance and cooperation to such subrogated party, in enforcing such rights.


                                   ARTICLE 9
                     PREMIERE CLASS A STOCK PRICE GUARANTEE

        9.1.     Price Guarantee.

                 (a) Except as provided in Section 9.1(b), in the event that the fair market value of the Premiere Class A Stock on the first anniversary of the Closing Date shall be less than $16.00 per share Premiere shall pay the Shareholders an amount per share of Premiere Class A Stock equal to the difference between $16.00 and the fair market value of the Premiere Class A Stock determined as of the first anniversary of the Closing. Such amount may, at the option of Premiere, be paid in cash or in additional shares of Premiere Class A Stock having aggregate fair market value equal to the amount required to be paid by Premiere.

                 (b) In the event that prior to the first anniversary of the Closing Date a person or group of persons shall acquire equity securities of Premiere representing more than 50% of the voting power of Premiere and as a consequence thereof, any Shareholder shall be obligated to and shall sell or exchange such Shareholder's Premiere Class A Stock obtained as consideration hereunder (a "Sale Event"), Premiere shall pay such Shareholder an amount per share of such Premiere Class A Stock equal to the difference between the Target Price (as defined herein) thereof and the value of the consideration obtained for such Premiere Series A Stock on the date of the sale or exchange thereof. Following such payment Premiere shall not be obligated to make any further payments to such Shareholder pursuant to this Article 9 with respect to such Premiere Series A Stock.

                 (c) For purposes of Section 9.1(b), the Target Price shall be an amount equal to the sum of (i) the product of $1.00 times the number of calendar days between the Closing Date and the date of the Sale Event divided by 365 plus (ii) $15.00.

                 (d) During each calendar month prior to the first anniversary of the Closing Date, Premiere shall (i) reserve a number of shares of authorized and unissued Premiere Class A Stock and (ii) maintain cash reserves or availability under a credit facility, so that at all times during such month the sum of the aggregate Adjusted Fair Market Value (defined below) of the Premiere Class A Stock reserved under clause (i) and the cash reserves and credit availability maintained under clause (ii) is at least equal to the amount which Premiere would be required to pay under Section 9.1(a) and (b), as appropriate, hereof assuming (A) payment were required pursuant to Section 9.1(a) and (b), as appropriate, as of the first day of such month and (B) the fair market value of the Premiere Class A Stock were then its Adjusted Fair Market Value. At any time the election of and allocation between the alternatives described under clauses (i) and (ii) above shall be made by Premiere in its sole discretion.

        9.2.     Fair Market Value; Adjusted Fair Market Value.

                 (a) For purposes of this Article 9, the fair market value of a share of Premiere Class A Stock as of any date of determination (the "Valuation Date") shall be equal to (i) the average of the last reported sale price of Premiere Class A Stock as shown on NASDAQ National Market System for the 10 trading days next preceding the Valuation Date, or (ii) if Premiere Series A Stock is not then listed on NASDAQ National Market System, the average of the closing bid and asked quotations on the NASDAQ Automated Quotation System for the 10 trading days next preceding the Valuation Date, or (iii) if the Premiere Series A Stock is not then listed on the NASDAQ Automated Quotation System or the NASDAQ National Market System, such average of the bid and asked quotations or closing price on the system or exchange on which the Premiere Series A Stock is then listed for the 10 trading days next preceding the Valuation Date. Notwithstanding the foregoing, if the fair market as determined in this Section 9.2 shall be less than $7.00 per share, the fair market value for purposes of this Article shall be $7.00 per share.

                 (b) For purposes of this Article 9, "Adjusted Fair Market Value" of any share of Premiere Class A Stock means, during any calendar month, the excess over $4.00 of the following: (i) the last reported sale price of Premiere Class A Stock as shown on the NASDAQ National Market System on or before the final trading day in the calendar month immediately preceding such calendar month, or (ii) if Premiere Series A Stock is not then listed on NASDAQ National Market System, the average of the last closing bid and last asked quotation on the NASDAQ Automated Quotation System on or before the final trading day in the calendar month immediately preceding such calendar month, or
(iii) if the Premiere Series A Stock is not then listed on the NASDAQ Automated Quotation System or the NASDAQ National Market System, such average of the last bid and last asked quotations or last closing price on the system or exchange on which the Premiere Series A Stock is then listed on or before the final trading day in the calendar month immediately preceding such calendar month.

        9.3.     Limitations

                 (a) Premiere shall not be required to pay any amounts pursuant to this Article 9 with respect to any Premiere Class A Stock sold by any Shareholder prior to the date amounts would be required to be paid under this Article 9, including, without limitation, pursuant to the Registration Rights Agreement except any Premiere Class A Stock sold by any Shareholder to an assignee permitted under Section 11.5(b)(ii).

                 (b) In no event shall Premiere be obligated to pay the Shareholders pursuant to this Article 9 for any shares not issued as Merger Consideration pursuant to Section 1.2 of this Agreement.

                 (c) In the event (i) the Premiere Class A Stock shall be changed into or exchanged for other securities of Premiere, (ii) additional securities of Premiere shall be issued in respect of the Premiere Class A Stock, or (iii) Premiere shall pay dividends on the Premiere Class A Stock the amounts "$1.00", $4.00", "$15.00" and "$16.00" appearing in this Article 9 above shall be correspondingly and equitably adjusted.

        9.4.     Setoff.

                 (a) Premiere shall have the option of setting off all or any part of any amount which Premiere finds in good faith to be payable by any Shareholder hereunder (by way of indemnification, damages or otherwise) against amounts payable to such Shareholder by Premiere under this Article 9. Premiere shall notify any such Shareholder at the time such setoff is effected as to such setoff, and as to whether Premiere has elected to effect such setoff in cash or Premiere Class A Stock.

                 (b) If such setoff is effected in cash, and at any time subsequent to such setoff, the amount against which such setoff was taken is found not to have been payable to Premiere by a court or referee in accordance with the terms hereof, Premiere shall pay the amount withheld together with interest on such amount at an annual rate of 7 per cent from the date such amount would otherwise have been payable by Premiere, and Premiere shall have no further obligations or liabilities with respect to such setoff.

                 (c) If such setoff is effected in Premiere Class A Stock, then, (i) such setoff shall be deemed to be in an amount equal to the fair market value of the Premiere Class A Stock determined under Section 9.2(a) as of the date such Premiere Class A Stock would otherwise have been issuable to such Shareholder, and (ii) until such time as a court or arbitrator shall have determined in accordance with the terms hereof whether the amount against which such setoff was taken was payable to Premiere, such Shareholder shall retain the rights of registration and sale under paragraphs 3 and 4 of the Registration Rights Agreement, with respect to the withheld Premiere Class A Stock as if it had been issued to such Shareholder and constituted Registrable Stock; provided, however, that the proceeds of any sale of such Premiere Class A Stock shall be held by Premiere for its own account, without any obligation of Premiere to segregate such funds, subject to the provisions of Section 9.4(d) below.

                 (d) If any Premiere Class A Stock with which any such setoff is effected is sold in an offering as contemplated by Section 9.4(c) above, and at any time subsequent to such sale the amount against which such setoff was taken is found not to have been payable to Premiere by a court or arbitrator in accordance with the terms hereof, Premiere shall pay to such Shareholder the amount of proceeds received in such sale plus interest on the amount of such proceeds at an annual rate of 7 per cent from the date of such sale, and Premiere shall have no further obligations or liabilities with respect to such setoff.

                 (e) If any Premiere Class A Stock with which any such setoff is effected remains unsold at any time the amount against which such setoff was taken is found not to have been payable to Premiere by a court or arbitrator in accordance with the terms hereof, such Premiere Class A Stock shall be issued to such Shareholder without interest, and Premiere shall have no further obligations or liabilities with respect to such setoff, it being understood that any appreciation in such Premiere Class A Stock shall be for the account of such Shareholder.


                                   ARTICLE 10
                            TERMINATION OF AGREEMENT

        10.1. Events of Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Date:

                          (i) by the mutual consent of the Shareholders, the Company and Premiere;

                          (ii) by Premiere, if any Shareholder or the Company breaches in any material respect any of their representations, warranties, covenants or agreements contained in this Agreement;

                          (iii) by the Company and the Shareholders, if Premiere breaches in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement;

                          (iv) by Premiere, any Shareholder or the Company, if any of the conditions to Closing is not fulfilled (or waived by the party for whose benefit the conditions exist) on or prior to the Closing Date; or

                          (v) by either Premiere or the Company, if the Closing has not occurred on or prior to January 31, 1997.

        10.2. Effect of Termination. In the event that this Agreement shall be terminated pursuant to any provision contained herein expressly giving such party the right to terminate this Agreement, this Agreement (including, without limitation, Section 11.4) shall forthwith terminate and have no further effect, and neither party shall have any further obligation or liability. Notwithstanding the foregoing, the termination of this Agreement pursuant to any provision hereof shall not relieve any party of any liability for a breach of any representation or warranty, or nonperformance of any covenant or obligation hereunder, and any such termination shall not be deemed to be a waiver of any available remedy for any such breach or nonperformance.

                                   ARTICLE 11
                                OTHER PROVISIONS

        11.1.    Pre-Closing Transactions.

                 (a) On or before the Closing, the Shareholders shall cause the Company to satisfy its obligations to Messrs. Lopatin and Makowka for a shareholder loan with an approximate balance of $1,314,000 as of the date hereof.

                 (b) Immediately prior to the Closing the Company shall assign to the Shareholders all accounts receivables relating to obligations of the Company fully performed prior to the Closing Date, it being understood that receivables relating to programs broadcast prior to the Closing Date shall be considered to relate to fully performed obligations; provided, however, notwithstanding the foregoing, the account debtors with respect to each such account receivable shall continue to send payments to the Company (or its successor), and Premiere shall on a monthly basis cause amounts received with respect to such receivables to be forwarded to the Shareholders, by deposit into the Shareholders Account, together with an accounting therefor; provided, however, that at any time after any such account receivable shall become more than 30 days past due, the Shareholders may take such steps as they deem appropriate in their reasonable discretion to collect such account receivable;

                 (c) Immediately prior to the Closing the Company may declare and pay a dividend, or distribute to its Shareholders, an aggregate amount not to exceed cash on hand on the Closing; provided, however, that after giving effect to any such dividend or distribution the Company shall in all events maintain cash on hand at least equal to the amount of the MediaAmerica Advance outstanding as of the Closing.

                 (d) All taxes payable by any Shareholder as a result of any of the transactions described in (a) through (d) above or Section 3.24 shall be for the sole account of such Shareholder; provided, however, anything to the contrary appearing in this Section 11.1 notwithstanding, the Shareholders shall jointly and severally indemnify and hold harmless the Company and Premiere from and against any liability to pay any such tax.

        11.2. Survival of Representations and Warranties. The representations and warranties of the parties contained herein shall survive until July 31, 1998 and no claim may be made for any breach after such date. Notwithstanding the foregoing, (i) in the event of any claim by the Shareholders against Premiere under this Agreement, Premiere may use as an affirmative defense against such claims any claim against the Shareholders specifically relating to the subject matter of the claim by the Shareholders which would have been barred through the application of Section 8.1 or this
Section 11.2, (ii) in the event of any claim by Premiere against any Shareholder under this Agreement, such Shareholder may use as an affirmative defense against such claims any claim such Shareholder may have against Premiere specifically relating to the subject matter of the claim by Premiere which would have been barred by application of Section 8.2 or this Section 11.2, and (Iii) nothing appearing in this Section 11.2 shall constitute or be construed as a defense to, or otherwise limit any Shareholder's obligations or liability with respect to, any Unrestricted Liabilities, regardless of whether such Unrestricted Liabilities arise by way of any claim for breach of representation, indemnity, damages or otherwise.

        11.3. Access to Information. From the date hereof through the Closing Date, the Company shall provide Premiere and its representatives with reasonable access to all records and information relating to the Company and its business and will permit such persons to have access to all of the properties and records of the Company during reasonable business hours in order that Premiere may have full opportunity to make such investigations as it shall desire of the affairs of the Company.

        11.4. No Solicitation. Prior to the Closing, the Company and the Shareholders will not authorize or permit any of their representatives to take, directly or indirectly, any action to solicit, encourage, receive, negotiate, assist or otherwise facilitate (including by furnishing confidential information with respect to the Company or permitting access to the assets or properties and books and records of the Company) any offer or inquiry from any person concerning any business combination involving the Company or a purchase of securities or assets of the Company. If the Company or a Shareholder (or any person acting for or on their behalf) receives from any person any offer, inquiry or informational request referred to above, the Company or the Shareholder, as applicable, shall promptly advise such person, by written notice, of the terms of this Section and will promptly, orally and in writing, advise Premiere of such offer, inquiry or request and delivery of a copy of such notice to Premiere.

        11.5. Benefits and Assignment. This agreement shall be binding upon and shall incur to the benefit of the parties hereto and their respective successors and assigns. Neither Premiere, the Company nor the Shareholders may assign this Agreement without the prior written consent of the other parties hereto except that (i) Premiere may assign its rights under this Agreement to another entity under common control with Premiere (including Merger Sub) without the consent of the Company and (ii) any Shareholder may assign all or a portion of such Shareholder's rights (but not obligations) hereunder after the Closing Date to such Shareholder's wife or children (or inter vivos trust for the benefit thereof), heirs or legatees, provided, in each case, that such assignee shall execute and deliver an assumption agreement jointly and severally assuming the obligations of "Shareholders" under Article 8 hereof up to a maximum of the fair market value of the rights and interests assigned, which assumption shall not release such assigning Shareholder from any obligations under this Agreement.

        11.6. Entire Agreement. This Agreement and the exhibits and schedules hereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No amendment, waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of any waiver, amendment, change, extension or discharge is sought.

        11.7. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Agreement, and to satisfy all of the conditions to the Closing to be satisfied by such waivers, consents and approvals from all applicable governmental entities and third parties, and effecting all necessary registrations and filings. Each of the parties hereto agrees not to take any action or fail to take any action that would be likely to cause any representation or warranty contained in this Agreement to cease to be true or accurate or that would be reasonably likely to prevent the performance of any covenant or the satisfaction of an condition contained in this Agreement.

        11.8. Further Actions. Each of the parties hereto agrees that he or it will, at any time, and from time to time, either before or after the Closing Date, upon the request of the appropriate party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds , assignments, transfers, conveyances, powers of attorney and assurances as may be required to complete the transactions contemplated by this Agreement.

        11.9. Choice of Law. The construction and performance of this Agreement shall be governed by the laws of the State of California, without regard to its principles of conflict of law.

        11.10. Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by the appointment of a retired judge of the Superior or Appellate courts of California who shall act pursuant to Section 638(1) of the California Code of Civil Procedure "to try any and all of the issues in an action or proceeding, whether of fact or of law, and to report a state of decision thereon." The parties stipulate to the use of the reference procedure and agree that the Superior Court of Los Angeles County of the State of California may issue such orders as are necessary to implement the parties' intent that any such controversy or claim shall be resolved through the use of the reference procedure. THE PARTIES EACH HEREBY WAIVE THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY CONTROVERSY OR CLAIM ARISING OUT OF THIS AGREEMENT OR THE BREACH HEREOF.

                 (a) The parties shall be entitled to discovery as provided in the California Code of Civil Procedure. However, the referee may regulate the extent and scope of such discovery based upon the nature of the controversy, the amounts involved and the expected benefits from any discovery.

                 (b) If the parties are unable to agree on the appointment of a retired judge to serve as a referee, then the court shall appoint a retired judge to act as the referee.

                 (c) The referee shall apply applicable substantive law and the rules of evidence set forth in the California Evidence Code and applicable case authority. The parties shall not be required to file formal pleadings and shall take other steps as may be appropriate and necessary to assure that any controversy be resolved as efficiently and expeditiously as possible.

                 (d) The decision reached by the referee shall be entered as a judgment of the Superior Court appointing the referee and such decision shall be fully appealable.

                 (e) All fees and expenses of the referee shall be initially borne on a pro rata basis by the parties, but shall be recoverable by the prevailing party. All fees and expenses of counsel to each party shall be initially borne by such party, but the referee shall have the power to order that reasonable fees and reasonable expenses of counsel be recovered by the prevailing party.

        11.11. Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing, addressed to the following addresses, or to such other address as any party may request,

                 To Premiere:

                          Premiere Radio Networks, Inc.
                          15260 Ventura Boulevard
                          Fifth Floor
                          Sherman Oaks, CA 91403-5339
                          Attention:   Stephen C. Lehman
                          Fax No.:   818-377-5333

                 Copy to:

                          Premiere Radio Networks, Inc.
                          15260 Ventura Boulevard
                          Fifth Floor
                          Sherman Oaks, CA 91403-5339
                          Attention:  Harold Wrobel, Esq.
                          Fax No.:   818-377-5333

                                     and

                          Christensen, Miller, Fink, Jacobs,
                             Glaser, Weil & Shapiro, LLP
                          2121 Avenue of the Stars
                          Eighteenth Floor
                          Los Angeles, CA 90067-5110
                          Attention:  Gary N. Jacobs, Esq.
                          Fax No.:   310-556-2920

                 To the Company:

                          AME Radio Networks, Inc.
                          3575 Cahuenga Boulevard West
                          Suite 500
                          Los Angeles, CA 90068
                          Attention:  Eric Weiss, Esq.
                          Fax No.:   310-459-2489

                 To Rod West, Blair Garner or Eric Weiss:

                          c/o AME Radio Networks, Inc.
                          3575 Cahuenga Boulevard West
                          Suite 500
                          Los Angeles, CA 90068
                          Attention:  Eric Weiss, Esq.
                          Fax No.:   310-459-2489

                 Copy to:

                          Carol Perrin, Esq.
                          6300 Wilshire Boulevard
                          Suite 1850
                          Los Angeles, California 90043
                          Fax No.:   213-651-1498

                 To William Lopatin:

                          511 Alpine Street
                          Beverly Hills, California  90069

                 To:      Leonard Makowka:

                          353 South Las Palmas Avenue
                          Los Angeles, California  90020
                 cc:      Bloom, Hergott, Cook & Diemer
                          150 South Rodeo Drive
                          3rd Floor
                          Beverly Hills, California  90212
                          Lawrence Greaves, Esq.

and shall be deemed to have been duly delivered and received (i) on the date of personal delivery, (ii) on the date of a signed receipt, if sent by an overnight delivery service, but only if sent in the same manner to all persons entitled to receive notice or a copy, or (iii) when sent, if sent by confirmed facsimile to the facsimile number provided herein.

        11.12. Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile, each of which will be deemed an original and all of which together will constitute one and the same instrument.

        11.13. Shareholder Consent. Each Shareholder, by virtue of their execution hereof, hereby consents to the Merger. This Agreement shall constitute the actions of the shareholders of the Company taken without a meeting pursuant to Section 603 of the GCL and shall be filed in the minute book of the Company.

        11.14. Tax Treatment of Merger. Each of the parties hereto shall treat the Merger as a reorganization governed by Section 368(a)(1)(A) of the Code.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

AFTER MIDNITE                          PREMIERE RADIO
ENTERTAINMENT, INC.                    NETWORKS, INC.


By:   ROD WEST                         By:  STEPHEN C. LEHMAN
   --------------------------               --------------------------------
   Name: ROD WEST                           Stephen C. Lehman
        ----------------
   Title: President
         ---------------

 /s/   WILLIAM LOPATIN
-----------------------------
       William Lopatin

 /s/   LEONARD MAKOWKA
-----------------------------
       Leonard Makowka

 /s/   ROD WEST
-----------------------------
       Rod West

 /s/   BLAIR GARNER
-----------------------------
       Blair Garner

 /s/   ERIC WEISS
----------------------------
       Eric Weiss

                                SCHEDULE 1.2(b)

        $3,100,000 (less the amount of Media America Advance as of Closing) to AME shareholder collection account (account number to be provided prior to Closing).

                  Distribution of Premier Class A Common Stock
                  --------------------------------------------

          Name                                Number of Premier Shares
          ----                                ------------------------
          Eric Weiss                                  128,000
          William Lopatin                             136,000
          Leonard Makowka                             136,000


                       Distribution of Non Compete Funds
                       ---------------------------------

          Name                                      Face Amount
          ----                                      -----------


        The sum of $800,000 has been allocated in the manner set forth in
Section 4.3 of this Agreement.

revised 1/2/97



Schedule 3.2


Stockholder Name                     Number of Shares
----------------                     ----------------
Blair Garner                         1,875
Eric Weiss                           2,400
Leonard Makowka                      2,550
Rod West                             625
William Lopatin                      2,550
                                     -----
                                     10,000 shares
revised 1/2/97


Schedule 3.4         Absence of Conflicting Agreement or Required Consents


REQUIRED CONSENTS:

1.         ABC Satellite Services                expires 1/28/97

2.         Commercial Management
           EP Investments                        expires 8/31/97

3.         Max-Behm and Associates
           TriWest (Business Insurance)

4.         Republic Group Leases

5.         Brandon D'Amore *

6.         Pelmorex

7.         Whitney Challed (Allen) *

8.         Neil Haislop

9.         Frontier Communications



           * Deemed Material; to be provided at closing revised 1/2/97




Schedule 3.5         Intellectual Property.

(a)
1.         Owned Intellectual Property
           a.        "AFTER MIDNITE with Blair Garner"    (see attached)

           The Company uses the following service marks but has not filed any service mark application with state or federal authorities. Accordingly the Company may not have the right to use such service marks.

           b.        "AFTER MIDNITE WEEKENDS"

           c.        "NITE SHIFT"

           d.        "WEEKEND SHOW"


2.         Licensed to Use Intellectual Property

           a. "INVASION" - CD music production library (Brandon D'Amore's Production).

           b.        "TM CENTURY" - Mega Mix Plus CD-Rom (TM Century)

           c.         "NON-STOP MUSIC" - annual music production library
                      (Non-Stop Music)

           d.        "ANSWER MAN" - pursuant to Neil Haislop agreement

           e. "COUNTRY'S MOST WANTED" - Trademark License Agreement to use mark in radio from Fox, Inc. Agreement sent to AME for signature on 12/19/96. Not yet executed. (See attached) Mark is not used by AME now in any significant manner, but rights arise out of earlier application for service mark filed by the Company when contemplating using the mark as name of program. Subsequently and currently, mark is used on a program distributed by SW Networks entitled "Country's Most Wanted".


(b)        Proceedings
See attached settlement agreement and related proceeding, U.S. Patent and Trademark office (Opposition Number 100,930).

revised 1/8/97

Schedule 3.6         Personnel Information

(a)-(c) AME Radio Networks provides a "cafeteria" health plan for selected employees and spouse. AME insures up to $250 per month/per employee. We do not provide an ERISA plan for our employees. There is no formal vacation policy. Informally vacation is granted as time permits. Granted vacation days have not been recorded.

(d) Personal matters that have happened in the past are free in clear & resolved. Regarding a collective bargaining agreement, see attached summary of terms negotiated with AFTRA. As of this date, these terms have not been approved by any bargining unit of AME.




PART TIME EMPLOYEES                                                                                                        YR-END
EMPLOYEE NAME          POSITION                            START DATE     SALARY                     INS.   LAST RAISE     BONUS (1)
ALAN MORALES           INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      50.00
CINDY SIMMONS          NITE SHIFT PRODUCER (WKENDS)        5/18/96        HOURLY $12.00              NO     ----------      100.00
DANNY DWYER            INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      n/a
FRANK MORAN            INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      50.00
GEORGE REYES           INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      n/a
               +       WKEND SHOW PRODUCER (WKENDS)        10/22/96       HOURLY $15.00              NO     ----------      100.00
JANICE WEINER          BOARD-OP (WEEKEND)                  8/27/96        HOURLY $8.00               NO     ----------      100.00
KEVIN BEEMAN           INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      n/a
MARIA MARSALA          INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      n/a
MARK SMITH             BOARD-OP                            5/1/95         HOURLY $8.00               NO     ----------      100.00
NICK MURPHEY           BOARD-OP                            8/96           HOURLY $8.00               NO     ----------      100.00
NINA NAGY              INVASION ACCOUNT EXECUTIVE          12/5/96        HOURLY $7.50 + COMM.(2)    NO     ----------      n/a
               +       PHONE-OP                            11/1/96        HOURLY $5.00               NO     ----------      100.00
SAM BARRAZA            PHONE & BOARD-OP                    11/6/96        HOURLY $5.00 PHONES
                                                                          HOURLY $8 BOARD-OP         NO     ----------      50.00
WENDY ESENSTEN         INVASION SALES DEPT. MANAGER        11/11/96       HOURLY $12.00 + COMM.(2)   NO     ----------      100.00




(1) EMPLOYEES RECEIVED THESE BONUS AMOUNTS IN 1996.
(2) 1% COMMISSION BASED ON RECEIVED MONEY

FULL TIME EMPLOYEES                                                                                                        YR-END
EMPLOYEE NAME          POSITION                            START DATE     SALARY                     INS.   LAST RAISE     BONUS (1)
BECCA WALLS            AFTER MIDNITE PRODUCER              10/11/93       35,000.00                  YES    JAN 96          500.00
KERRY MURPHEY          PRODUCTION ENGINEER (MANAGER)       1/2/94         35,000.00                  YES    JAN 96          500.00
MANDY McCORMACK        TALENT & MUSIC CO-ORDINATOR         4/1/95         25,100.00                  YES    JAN 96          500.00
PATRICK WILKINS        AFTER MIDNITE PHONE & BOARD-OP      9/13/95        22,065.00                  YES    JAN 96          500.00
ROGER WESTERLING       TRAFFIC CO-ORDINATOR &
                       STATION COMPLIANCE MANAGER          4/1/95         30,000.00                  YES    JAN 96          500.00
SANDY YOUNG            AFFILIATE RELATIONS MANAGER         10/4/93        33,075.00                  YES    JAN 96          500.00
TED FERRARA            PRODUCTION ENGINEER                 1/22/96        25,000.00                  YES    ----------      500.00
WENDY HAMILTON         CONTROLLER                          8/9/93         44,000                     YES    JAN 96        1,500.00

Effective January 1, 1997 full time employees have been promised and will be granted a 5% salary increase. (Same as last year.)




(1)        EMPLOYEES RECEIVED THESE BONUS AMOUNTS IN 1996.

INDEPENDENT CONTRACTORS (1099 INDIVIDUALS; WITH MONEY INCOMES)

                                                                                                                  YR-END
NAME                   POSITION                              START DATE      SALARY         INS.   LAST RAISE     BONUS (1)
*BETH DELLISOLA        AFFILIATE RELATIONS PERSON            3/1/96          $25,000.00     NO     -----------     500.00
*CINDY GROGAN          V/P PROMOTIONS & AFFILIATE RELATIONS  8/3/96          $57,881.25     YES    JAN 1996        500.00
CRAIG SCOTT            AFTER MIDNITE MUSIC CONSULTANT        8/3/96          $48,000.00     NO     -----------     n/a



The following have been terminated.
Effective as follows:               BETH DELLISOLA: DECEMBER 31, 1996
                                    CINDY GROGAN:   FEBRUARY 28, 1997


(1)        INDEPENDENT CONTRACTORS RECEIVED THESE BONUS AMOUNTS IN 1996.

CONTRACTUAL EMPLOYEES (PAYROLL TAXES DEDUCTED)                                                                       YR-END
EMPLOYEE NAME          POSITION                         START DATE     SALARY                  INS.   LAST RAISE     BONUS (1)
*BLAIR GARNER          AFTER MIDNITE HOST               11/28/93       $100,000.00             YES    OCT 96          $18,163.77
                                                                                                                      (dated:9/96)
**ERIC WEISS           CHIEF EXECUTIVE OFFICER          1/1/97         $200,000.00             YES    ----------      n/a
JASON PULLMAN          NITE SHIFT HOST (WEEKENDS)       4/1/96         $56,000.00              YES    ----------      n/a
LISA SMITH             V/P SALES AND MARKETING          10/1/95        $52,000.00 + COMM.      NO     ----------      n/a
***ROD WEST            PRESIDENT                        8/2/93         $60,000.00              YES    DEC 96          n/a
WHITNEY CHALLED        AFTER MIDNITE WEEKENDS HOST      2/24/95        FOR BOTH SHOWS:         NO     FOR BOTH:
               +       WEEKEND SHOW HOST                11/1/96        $75,254.88              NO     NOV 96          500.00


*Blair Garner - Additional compensation subject to employment agreement, as amended.

**Eric Weiss - To terminate effective upon consummation of transaction.

***Rod West - Please note that based on Employment Agreement with Rod West, back pay due as of 12/1/96 is $71,000.00. this figure is based on the 8/1/93 Employment Agreement.




(1)        EMPLOYEES RECEIVED THESE BONUS AMOUNTS 1996.

revised 1/7/97


Schedule 3.7  Litigation
------------  ----------

              Unasserted arbitration by Media America pertaining to Sales Representation Agreement dated April 1, 1995, as amended and restated and their claim of any oral agreement to continue through December 31, 1997.

revised 1/7/97



Schedule 3.10  Operation of the Company
-------------  ------------------------

           Company entered into employment agreements with Blair Garner, Eric Weiss and Rod West, effective December 1, 1996.

           An Amended and Revised Shareholders Agreement was signed in December 1996. (To be termininated at closing.)

           Entered an agreement dated ________ with Brandon D'Amore Productions regarding explitation of production music library - "INVASION".

           Agreement dated _________ with Neil Haislop to write and produce 6 Holiday specials.

revised 1/7/97

Schedule 3.11   Absence of Undisclosed Liabilities
-------------   ----------------------------------


(a)        Financials attached.


(b)        Absence of Undisclosed Liabilities

The following is a list of accounts payable items greater than 150 days that are outstanding:

           ALAN BRUNSWICK              $1,700.00
           ELLIOT DISNER               $5,600.00
           JEANNE WOLF                 $7,000.00
           JRS & ASSOCIATES*           $5,900.00 (see below)
           KUZZ                        $1,900.00
           LISA SMITH                  $3,300.00
           ROD WEST                    $71,000.00 (back pay)

                     *Jeff Svenningsen - Independent Contractor / Consultant Engineer for AME made the attached proposition. Company turned down the proposal as it believed it is without merit. Company subsequently decided to terminate independent contractor relationship with JRS entirely. Company estimates that it owes JRS no more than $5,900.00.


(Reference in 8.2c)
Shareholder Guarantees:
           1.        Cash Flow Management
           2.        Commercial Management
                     EP Investments - Leases and Amendments
           3.        Republic Group Leases
           4.        Media America Promissory Note
           5. Eric Weiss Employment Agreement - 1st year payments guaranteed. (To be terminated at closing.)

revised 1/7/97



Schedule 3.12   Absence of Certain Changes or Events
-------------   ------------------------------------

(a)        n/a
(b)        n/a
(c)        n/a
(d)        Becca Walls         Increased compensation from $30,000 to $35,000
                               (dated: 10/96)
           Blair Garner        Increased compensation from $100,000 to $175,000
                               plus benefits (dated 8/96). Will amend contract
                               to $100,000 per annum effective upon closing.
           Eric Weiss          New agreement signed $200,000 plus benefits
                               (dated: 12/96).
           Rod West            Increased compensation from $100,000 to $110,000
                               plus benefits (dated 12/96). Will amend
                               contract to $60,000 per annum effective upon closing.

(e)        The following are contracts that have ended in the last 6 months:
           *LDDS - Our contract expired with this long distance carrier. No new agreements were signed. An agreement has been signed with our new carrier, FRONTIER, however, initiation of service is pending. *BRUCE VIDAL - was host for "The Weekend Show with Bruce Vidal". We terminated his services. His final airshift date was 10/27/96. He has since been replaced with WHITNEY ALLEN.
(f)        n/a
(g)        n/a
(h) Jeff Svenningsen - Independent Contractor / Consultant Engineer for AME made the attached proposition. Company turned down the proposal as it believed it to be without merit. Company subsequently decided to terminate independent contractor relationship with Svenningsen.
(i)        none
(j)        none
(k)        n/a

(l)        n/a
(m)        n/a
(n)        Dividend distribution for 1995 income (K1):
           10/96 checks cut to: Blair Garner            $6,917.00
                                Dr. Leonard Makowka     $13,833.00
                                Dr. William Lopatin     $13,834.00
                                Rod West                $2,306.00
(o)        n/a

Schedule 3.12  Absence of Certain Changes or Events
-------------  ------------------------------------

(p) Pursuant to Employee Agreements for both Blair Garner - released debt of $32,837.01 and for Rod West - released debt of $20,075.94.

(q) See Section 3.11 - Absence of Undisclosed Liabilities, for a list of accounts payable items greater than 150 days that are outstanding.

(r) For the months of October, November & December 1996 (4th Qtr), Media America's sell-out rate was below average, which had a negative impact on 4th quarter revenues. Media America attributed this to general industry declining trend for the 4th quarter.
           1st quarter         average sell-out rate:         106.76%
           2nd quarter         average sell-out rate:         97.66%
           3rd quarter         average sell-out rate:         102.94%
           4th quarter         average sell-out rate:         60.99%
           TOTAL YEAR                     AVERAGE:            91.12%

(s)        Upcoming items:
           *Salary advances:    Becca Walls - will be receiving a $5,000 salary
                                advance on 1/1/97; which will be paid back to the AME in monthly installments of $416.66.
                                Ted Ferrara - will be a receiving a $1,000 salary advance in the early part of January.
           *5% salary increase: Promised all full time employees and Cindy
                                Grogan (Independent Contractor) customary 5% raise, beginning January 1, 1997.

revised 1/3/97


Schedule 3.13  Equipment Leases and Contracts
-------------  ------------------------------

(a) - (b)        CONTRACTUAL (MONTHLY) OBLIGATIONS:
                 *A-WARE SOFTWARE               $110.00 MUSIC MASTER SUPPORT                       THRU 4/98
                 *ABC                           $23,602.26 SATELLITE SERVICE                       THRU 12/96
                 *CNA LIFE   BLAIR              $1929.00 ANNUAL LIFE INS.                          THRU 7/97
                 *CNA LIFE   ROD                $1285.00 ANNUAL LIFE INS.                          THRU 6/97
                 *COMMERCIAL MGT                $8,444.79 BUILDING RENT                            THRU 8/97
                 *IMPERIAL (Triwest Ins.)       $800.85 PROP INS. INSTALLMENT                      THRU 3/97
                 *JLA CREDIT                    $250.35 PHONE EQUIPT.LEASE                         THRU 7/98
                 *JOE CIPRIANO                  $1,100.00 VOICE TALENT                             THRU 5/97
                 *KRIS ERIK                     $750.00 VOICE TALENT                               THRU 4/97
                 *LDDS                          CURRENT LONG DISTANCE CARRIER
                 *LOPATIN & MAKOWKA LOAN (1)    $13,525.46 PAYBACK                                 THRU 10/97
                 *LOPATIN & MAKOWKA LOAN (2)    $6,891.94 PAYBACK                                  THRU 6/97
                 *REPUBLIC (LEASE)
                           ADVANTA              $253.49 EQUIPT.LEASE                               THRU 1/99
                           AT&T CAP.            $11,163.92 EQUIPT.LEASE                            THRU 7/00
                           COMMERCE             $892.97 EQUIPT.LEASE                               THUR 8/98
                           DATRONIC FUND        $811.58 EQUIPT.LEASE                               THRU 9/98 & 10/98
                 ****TM CENTURY                 STARTING SOON, "UPGRADE" LEASE
                 *******ALSO STARTING WITH FRONTIER COMMUNICATIONS FOR LONG DIST.

OTHER LEGAL MATERIAL AGREEMENTS:
*BX INTERNATIONAL, INC.                         BARTER MEMBERSHIP AGREEMENT (COPY ATTACHED)        OPEN
*CARD SERVICE INT'L                             (MERCHANT) C. CARD ACCEPTANCE AGMT (COPY ATTACHED) OPEN
*BLAIR GARNER                                   EMPLOYMENT AGREEMENT                               THRU 8/1/01
*BRANDON D'AMORE, as amended                    "INVASION" EXCLUSIVE MARKET AGREEMENT              THRU 10/1/99
*CASH FLOW MANAGEMENT                           GUARANTY AGREEMENT (FACTORING A/R)                 OPEN
*CRAIG SCOTT                                    MUSIC CONSULTING AGREEMENT                         THRU 12/31/97
*ERIC WEISS                                     EMPLOYMENT AGREEMENT                               THRU 12/31/99
                                                (TO BE TERMINATED AT CLOSING)
*JASON PULLMAN (DEAN)                           EMPLOYMENT AGREEMENT (TALENT)                      THRU 4/1/99
*LISA SMITH                                     EMPLOYMENT AGREEMENT (SALES)                       THRU 8/31/97
*MEDIA AMERICA, as amended                      SALES AGMT & PROMISSORY NOTE AGMT                  THRU 12/96 & 4/97
*NEIL HAISLOP                                   "ANSWER MAN" FEATURE AGREEMENT AND SPECIALS        THRU 18mths
                                                                                                   1st broadcast
*PELMOREX                                       EXCLUSIVE LICENSE AGREEMENT                        THRU 12/31/98

*PREMIERE RADIO                                 SALES REP. AGMT  & OPTION AGREEMENT                THRU 12/31/97
*ROD WEST                                       EMPLOYMENT AGREEMENT                               THRU 11/30/99
*STOCKHOLDERS                                   "AMENDED & RESTATED STOCKHOLDERS
 AGREEMENT                                      AGREEMENT"  (COPY ATTACHED) - "INVESTOR LOAN"
                                                BALANCE AS OF DECEMBER 31, 1996:
                                                $1,325,884.05    (TO BE PAID OFF AT CLOSING)
*WALTER KARL                                    AME'S DATA BASE LIST MANAGEMENT AGMT               THRU 9/12/99
*WHITNEY ALLEN                                  EMPLOYMENT AGREEMENT (TALENT)                      THRU 11/1/99
*UNITED HEALTHCARE                              SUBLEASE TENANT                                    MONTH-TO-MONTH BASIS

Schedule 3.13  Equipment Leases and Contracts
-------------  ------------------------------

(c) *Pelmorex has not fulfilled their part of the our agreement. AME has not received any form of compensation for our services.
           *Upcoming items - as stated on 3.12  section (s):
                     *Salary advances:
                               Becca Walls - will be receiving a $5,000 salary
                                  advance on 1/1/97; which will be paid back to the AME in monthly installments of $416.66.
                               Ted Ferrara - will be a receiving a $1,000
                                  salary advance in the early part of January.
                     *5% salary increases:
                                  Promised all full time employees and Cindy
                                  Grogan (Independent Contractor) customary 5% raise, beginning January 1, 1997.

revised 1/2/97


Schedule 3.14  Real Property Leases
-------------  --------------------

Lease agreement between AME Radio Networks and E.P. Investments (Commercial Management). Location of site: 3575 Cahuenga Blvd. West, Suite 507, 518, 519, 520, 521, 522, 526, 537, Studio "B" and P1 #4 Storage Space. Company could incur expenditures with respect to customary repair and maintenance provisions under the lease.

Please note that the Company has an agreement with United Healthcare Corporation
- Sublease tenant (Suite #518). Previously this contract extended a full year. As of December 1, 1996 this sublease is continuing on a month-to-month basis.

revised 1/2/97




Schedule 3.17   Title to Assets
-------------   ---------------

Due to the following agreements, the companies listed below have filed "UCC" Financing Statements under the Uniform Commercial Code against After MidNite Entertainment, Inc. to perfect security interest in collateral:
           *Cash Flow Mgt (1)    Guaranty Agreement (factoring A/R)
           *Media America        Promissory Note
           *Republic Group       Advanta, AT&T Capital, Commerce Security and
                                 Datronic Equipment Lease Agreements

The following agreements contain a revenue or profit sharing arrangements:
           *Brandon D'Amore ("Invasion")
           *Neil Haislop ("Answer Man")
           *Pelmorex ("After MidNite - Canada")


(1) UCC Financing Statements filed by Cash Flow Management will be terminated prior to closing. All others will remain in effect.

revised 1/2/97



Schedule 3.15  Machinery and Equipment
-------------  -----------------------

UDS SYSTEM (cd juke box system) approx. upgrade amount required $5,500.00 revised 1/2/97




Schedule 3.16  Licenses
-------------  --------

*City Clerk, City of LA     Company Business license                         due annually February
*Internic Registration      Web Site domain registration                     one time
*Los Angeles Clerk          Fictitious Business Name registration            expires 7/2001
*Non-Stop Music             $950.00 annual music library license             expires 3/97
*State of California        Seller's Permit & Registration (Merchant)        open
*TM Century, Inc.           $1,000.00 Mega Mix Plus CD-Rom                   one time

Please note that duplicate copies of certain common available computer software programs are being used by the Company without a license or registration.

revised 1/2/97




Schedule 3.17  Title to Assets
-------------  ---------------

Due to the following agreements, the companies listed below have filed "UCC" Financing Statements under the Uniform Commercial Code against After MidNite Entertainment, Inc. to perfect security interest in collateral:
           *Cash Flow Mgt (1)   Guaranty Agreement (factoring A/R)
           *Media America       Promissory Note
           *Republic Group      Advanta, AT&T Capital, Commerce Security and
                                Datronic Equipment Lease Agreements

The following agreements contain a revenue or profit sharing arrangements:

           *Brandon D'Amore ("Invasion")
           *Neil Haislop ("Answer Man")
           *Pelmorex ("After MidNite - Canada")


(1) UCC Financing Statements filed by Cash Flow Management will be terminated prior to closing. All others will remain in effect.

revised 1/2/97


Schedule 3.19  Insurance
-------------  ---------

Health & Dental Insurance
           Company provided insurance up to $250 per month/per employee. (See attached copy of invoice for employee breakdown). Please note that coverage is for selected individuals:


           *Health Insurance Plan of California           automatic renewal 6/97
           (see attached summary provided by HIPC)
           *Dental Plan Administrators                    open

Life Insurance:
           *CNA - Blair Garner $1929.00 annual life insurance    exp. 7/97
           *CNA - Rod West     $1285.00 annual life insurance    exp. 6/97

Property Insurance:                                              exp. 6/97
           *Tri-West Insurance Services & Max Behm and Associates;
           financed through Imperial Financial (includes Property & Liability, Earthquake and Boiler & Machinery)

Workers' Comp. Insurance:
           *State Compensation Insurance Fund (paid quarterly) next payment 1/97 (The next payment will cover 10/1/96-1/1/97 payroll period)
revised 1/8/97



Schedule 3.24  Media America Advances
-------------  ----------------------

The aggregate remaining amount of advances previously paid by Media America, Inc. to Company against which Media America, Inc. may be entitled to credit against amounts otherwise payable to Company as of the date hereof is $199,206.24

                                                                      EXHIBIT 2


                         REGISTRATION RIGHTS AGREEMENT


                 This REGISTRATION RIGHTS AGREEMENT, dated as of January 7, 1997, between Premiere Radio Networks, Inc., a Delaware corporation (the "Company"), and each of the parties named on the signature page attached hereto (the "Shareholders).

         1.      Background.

                 Concurrently herewith, the Shareholders are acquiring 400,000 shares of the Company's Class A Common Stock pursuant to that certain Agreement and Plan of Merger dated as of January, 1, 1997 (the "Merger Agreement") among the Company, After Midnite Entertainment, Inc. ("AME") and the AME shareholders (including the Shareholders). Article 9 of the Merger Agreement provides that under circumstances described therein the Company may issue to the Shareholders additional shares of the Company's Class A Common Stock.

Capitalized terms appearing herein and not otherwise defined herein have the meanings specified in the Merger Agreement.

         2. Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:

                 "CLASS A COMMON STOCK" - shall mean the Class A Common Stock of the Company with par value $0.01 per share, and any capital stock into which such Class A Common Stock may thereafter be changed and any class of capital stock of the Company (regardless of how denominated) which is not preferred as to dividends or assets over any other class and which is not subject to redemption.

                 "EXCHANGE ACT" - shall mean the Securities Exchange Act of 1934, as amended.

                 "HOLDER" - shall mean any party hereto (other than the Company), together with assignees thereof permitted by Section 9(b).

                 "PERSON" - shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization or government or any department or agency thereof.

                 "REGISTRABLE SHARES" - shall mean the Class A Common Stock issued to the Shareholders pursuant to the Merger Agreement, including, without limitation pursuant to Article 9 thereof; provided that such shares shall cease to be Registrable Shares at such time as they may be sold pursuant to Rule 144, without any volume limitation under the Securities Act.

                 "SECURITIES ACT" - shall mean the Securities Act of 1933, as amended.





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
                 "SEC" - shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

         3.      Piggyback Registrations.

                 If at any time the Company proposes to register any of its securities under the Securities Act for sale to the public prior to the fourth anniversary of the date hereof, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Registrable Securities for sale to the public), each such time the Company will give at least thirty (30) days' prior written notice to the Holders of its intention so to do. Upon the written request of a Holder, received by the Company within twenty (20) days after the giving of any such notice by the Company, to register any of the Registrable Shares, the Company will cause such Registrable Shares, as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition of such Registrable Shares, by the Holder thereof. In the event that any registration pursuant to this Agreement shall be in whole or in part an underwritten public offering of securities, then (i) if all other holders of securities to be included in such offering, other than the Company, agree at the request of the underwriter to refrain from selling securities of the Company for a reasonable period of time following the effective date of the applicable registration statement of the Company under the Securities Act, the Holders shall agree to refrain therefrom during such reasonable time period, but not exceeding 180 days, and (ii) the number of Registrable Securities to be included in such an underwriting may be reduced by the managing underwriter if and to the extent that managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold therein; provided, however, that the Company shall notify the Holder in writing of any such reduction and any such reduction shall be made on a pro rata basis together with all other securities proposed to be included in such offering other than securities to be sold by the Company or by any Person whose securities are included in such registration statement by reason of "Demand Registration Rights." Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Agreement without thereby incurring any liability to the Holder.

         4.      Demand Registrations.

                 (a) Request by Holders. At any time from and after the first anniversary of the date hereof and prior to the fourth anniversary of the date hereof upon the written request of any Holder or Holders holding in the aggregate more than (i) fifty-one percent (51%) of the Registrable Shares then outstanding, requesting that the Company effect the registration under the Securities Act of all or part of such Holder's or Holders' Registrable Shares, and specifying the intended method of disposition thereof, the reasonably anticipated aggregate proceeds of which will exceed $[1,000,000], the Company will promptly give written notice of such requested registration to all other Holders of the Registrable Shares, and thereupon will as expeditiously as possible use commercially reasonable efforts to effect the registration









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
under the Securities Act of the Registrable Shares which the Company has been so requested to register by such Holder or Holders.

                 (b)      Limitation on Demand Rights.

                          (i) Maximum Number of Demands. The Company shall only be required to effect one (1) registration pursuant to this Section 4 for the Registrable Shares.

                          (ii) Timing of Demands. The Company shall not be required to effect any registration pursuant to this Section 4 for the Registrable Shares within 180 days of the completion of any registered offering of Company securities.

                 (c) Effective Registration Statement. A registration requested pursuant to this Section 4 will not be deemed to have been effected unless it shall become effective; provided, that if, within 120 days after it has become effective, the offering of Registrable Shares pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court, such registration will be deemed not to have been effected unless at least seventy-five percent (75%) of the Registrable Shares, as the case may be, included in such registration shall have been sold.

                 (d) Selection of Underwriters. If a requested registration pursuant to this Section 4 involves either a firm or best efforts underwritten public offering, the Company shall have the right to select the underwriter or underwriters of nationally recognized standing to administer the offering.

                 (e) Priority in Demand Registrations. If a registration requested pursuant to this Section 4 involves an underwritten offering and the managing underwriter advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company which are not Registrable Shares) exceeds the number which can be sold in such offering, the Company shall notify the Holder in writing of any such reduction and any such reduction shall be made on a pro rata basis together with all other securities proposed to be included in such offering, and, with respect to Registrable Shares to be sold by Holders, the number of such Registrable Shares to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of shares of Registrable Shares, then held by each such Holder (provided that any shares thereby allocated to any such Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner). In the event that the number of Registrable Shares requested to be included in such registration is less than the number which, in the opinion of the managing underwriter, can be sold the Company may include, or permit other Persons to include, in such registration the securities the Company proposes to sell, up to the number of securities that, in the opinion of the underwriter, can be sold. Company shall not enter into registration rights agreements in the future whose terms would subordinate the priority of Holders rights under this Section 4(e).

         5. Registration Procedures. If and whenever the Company is required by the provisions hereof to effect the registration of any Registrable Shares under the Securities Act, the Company will, as expeditiously as possible:

                          (a) prepare and file with the SEC a registration statement with respect to such securities and use commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

                          (b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in Section 4(c) above and comply with the provisions of the Securities Act with respect to the disposition of all of the Registrable Shares covered by such registration statement in accordance with the Holder's intended method of disposition set forth in such registration statement for such period;

                          (c)     furnish to the Holder, and to each
         underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Shares covered by such registration statement;

                          (d) use commercially reasonable efforts to register or qualify the Holder's Registrable Shares covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the Holder or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction when it is not so qualified or to consent to general service of process in any such jurisdiction;

                          (e) use commercially reasonable efforts to list the Registrable Shares covered by such registration statement with any securities exchange on which the Class A Common Stock of the Company is then listed;

                          (f) immediately notify the Holder and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances then existing, and, in such event, Company shall use commercially reasonable efforts to cause such prospectus promptly to be corrected to comply with the Securities Act;





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
                          (g) if the offering is underwritten and at the request of the Holder, furnish on the date that Class A Common Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel(s) representing the Company for the purposes of such registration, addressed to the underwriters and to the Holder, stating that such registration statement has become effective under the Securities Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or regulatory matters contained therein),
         (C) such counsel has participated in conferences with officers and other representatives of the Company, and representatives of the independent certified public accountants of the Company, at which the contents of the registration statement and any amendment thereof or supplement thereto and related matters were discussed and, although such counsel has not independently verified and is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the statements contained in the registration statement and prospectus included therein, and noting that they have relied as to materiality to a large extent upon the statements of directors, officers and other representatives of the Company, nothing has come to such counsel's attention that has caused such counsel to believe that the registration statement, on the effective date thereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, or that the prospectus on the date thereof or on the date of such opinion, contained or contains an untrue statement of material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that such counsel expresses no view with respect to the financial statements contained therein) and (D) to such other matters as reasonably may be requested by counsel for the underwriters and (ii) if requested by the Holder and if the Holder provides such documents as are reasonably required to be provided by the Holder to such accountants to allow such accountants to issue such letter under applicable accounting rules, a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to the Holder, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters or Holder reasonably may request; and

                          (h) make available for inspection by the Holder, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by the Holder or underwriter, during business hours upon reasonable notice, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent in connection with such registration statement.

         For purposes of Section 5(a) and 5(b) above, the period of distribution of securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of securities in any other registration shall be deemed to extend until the earlier of the sale of all securities covered thereby and 120 days after the effective date thereof.

         In connection with each registration hereunder, the Holder will furnish to the Company in writing such information regarding Holder as the Company may require in connection with the preparation of a registration statement which includes the Registrable Shares (the "Holder Information"), and shall otherwise cooperate in all respects with Company and its representatives. In connection with a shelf registration hereunder, if the Holder shall distribute a prospectus of the Company in compliance with applicable securities laws and if the Company provides the Holder with a written prospectus for distribution in connection with such registration and thereafter the Company delivers a written notice to the Holder requesting that the Holder refrain from further distribution of such prospectus because such prospectus contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading, then the Holder will not thereafter further distribute such prospectus, and, in such event, Company shall use commercially reasonable efforts to cause such prospectus promptly to be corrected to comply with the Securities Act and then redistributed.

         In connection with each registration pursuant to this Agreement covering an underwritten public offering, the Company and the Holder agree to enter into a written agreement with the managing underwriter in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

         6. Registration Expenses. The Company will pay all expenses incurred in connection with a registration hereunder or otherwise incurred by the Company in complying with this Agreement (collectively the "Registration Expenses"), including, without limitation, all registration and filing fees, listing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, reasonable fees and expenses of one counsel for all Persons selling securities of the Company pursuant to the registration statement (in the case of a registration pursuant to Section 4 hereof such counsel to be selected by the holders of a majority of the Holders of Registrable

Shares, included in such registration statement), fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance if any, but excluding underwriting discounts and selling commissions applicable to the sale of the Class A Common Stock including Registrable Shares; provided, however, that each Holder selling Registrable Shares shall pay to Company an amount equal to the product of (i) all fees and expenses of counsel for all Persons selling securities of the Company pursuant to the registration statement included in Registration Expenses times (ii) the number of Registered Shares sold by such Holder in such offering divided by (iii) the total number of Class A Common Stock sold in such offering.

         7.      Indemnification.

                          (a) In the event of a registration of any Registrable Shares under the Securities Act pursuant to this Agreement, the Company will indemnify, defend and hold harmless the Holder, each underwriter of such Registrable Shares thereunder and each other person, if any, who controls such Holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities to which such Holder, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Shares were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, and will reimburse such Holder, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged commission made in reliance upon and in conformity with information furnished by such Holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

                          (b) In the event of a registration of any of the Registrable Shares pursuant to this Agreement, the Holder will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, directors, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss claim, damage, liability or action, provided, however, that the Holder will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with the Holder Information pertaining to such Holder, as such, furnished in writing to the Company by the Holder specifically for use in such registration statement or prospectus.

                          (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 7(c) and shall only relieve it from any liability which it may have to such indemnified party under this Section 7(c) if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 7(c) for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to the indemnified party which are different from or in addition to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, in either case such that the Rules of Professional Conduct of the California Bar Association would prohibit the representations of the indemnifying party and the indemnified party by the same counsel, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

                          (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this
         Section 7, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such Holder or any such controlling person in circumstances for which indemnification is provided under this Section 7; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in proportion to their respective relative fault; provided, however, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such securities offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

         8.      Termination of Registration Rights.

                 Any Registrable Shares shall cease to have the benefit of the registration rights provided for in this Agreement when (i) a registration statement with respect to the sale of such Registrable Shares shall have become effective under the Securities Act and such Registrable Shares shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 or 144A (or any successor provisions) under the Securities Act, (iii) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition shall not require registration or qualification under the Securities Act or any state securities or blue sky law then in force, or
(iv) they shall have ceased to be outstanding.

         9.      Miscellaneous.

                 (a) Amendments and Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Holders of a majority of the Registrable Shares then outstanding. Each Holder of any Registrable Shares at the time or thereafter outstanding shall be bound by any consent authorized by this Section 9(a), whether or not such Registrable Shares shall have been marked to indicate such consent.

                 (b) Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement and the rights of the Holders hereunder may not be assigned without Company's prior written consent, except that any Holder may assign all or a portion of such Holder's rights (but not obligations) hereunder to such Holder's wife or children (or inter vivos trust for the benefit thereof), heirs or legatees to the extent such Holder shall transfer to such person any Registrable Shares, whereupon such person shall become the Holder of the Registrable Shares so transferred, provided, in each case, that such assignee shall execute and deliver an assumption agreement jointly and severally assuming the obligations of a "Holder" hereunder, which assumption shall not release such assigning Holder from any obligations under this Agreement.

                 (c) Notices. All notices and other communications provided for hereunder shall be in writing and shall be sent by first class mail, telex, telecopy or hand delivery:

                          (i)     if to the Company, to:

                                  Premiere Radio Networks, Inc.
                                  15260 Ventura Boulevard
                                  Fifth Floor
                                  Sherman Oaks, California  91403-5339
                                  Attention: Chief Executive Officer
                                  Telecopy No.:

                          (ii)    if to any Holder, to the address of such
Holder as shown in the stock ledger of the Company, or to such other address as any of the above shall have designated in writing, with a copy to:
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, 2121 Avenue of the Stars 18th Floor, Los Angeles, California, Attention: Gary N. Jacobs, Esq., Telecopy No.: (310) 556-2920.

All such notices and communications shall be deemed to have been given or made
(1) when delivered by hand, (2) five business days after being deposited in the mail, postage prepaid, (3) when telexed, answer-back received or (4) when telecopied, receipt acknowledged.

                 (d) Descriptive Heading. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

                 (e) Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

                 (f) Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto or hereunder may be executed in any number of counterparts, and by different parties on separate counterparts, each of which when executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

                 (g)      Governing Law; Dispute Resolution.
(i) The validity, interpretation, performance and enforcement of this Agreement shall be controlled by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles. Notwithstanding the foregoing, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by the appointment of a retired judge of the Superior or Appellate courts of California who shall act pursuant to Section 638(1) of the California Code of Civil Procedure "to try any and all of the issues in an action or proceeding, whether of fact or of law, and to report a state of decision thereon." The parties stipulate to the use of the reference procedure and agree that the Superior Court of Los Angeles County of the State of California may issue such orders as are necessary to implement the parties' intent that any such controversy or claim shall be resolved through the use of the reference procedure. THE PARTIES EACH HEREBY WAIVE THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY CONTROVERSY OR CLAIM ARISING OUT OF THIS AGREEMENT OR THE BREACH HEREOF.

                 (ii) The parties shall be entitled to discovery as provided in the California Code of Civil Procedure. However, the referee may regulate the extent and scope of such discovery based upon the nature of the controversy, the amounts involved and the expected benefits from any discovery.

                 (iii) If the parties are unable to agree on the appointment of a retired judge to serve as a referee, then the court shall appoint a retired judge to act as the referee.

                 (iv) The referee shall apply applicable substantive law and the rules of evidence set forth in the California Evidence Code and applicable case authority. The parties shall not be required to file formal pleadings and shall take other steps as may be appropriate and necessary to assure that any controversy be resolved as efficiently and expeditiously as possible.

                 (v) The decision reached by the referee shall be entered as a judgment of the Superior Court appointing the referee and such decision shall be fully appealable.

                 (vi) All fees and expenses of the referee shall be initially borne on a pro rata basis by the parties, but shall be recoverable by the prevailing party. All fees and expenses of counsel to each party shall be initially borne by such party, but the referee shall have the













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power to order that reasonable fees and reasonable expenses of counsel be recovered by the prevailing party.

                 (h) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

                 (i) Time of Essence. Time is of the essence in the performance of this Agreement.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

                                           PREMIERE RADIO NETWORKS, INC.


                                          By: STEPHEN LEHMAN
                                          ------------------------------
                                                    Title:

                                          /s/ WILLIAM LOPATIN
                                          ------------------------------
                                              William Lopatin

                                          /s/ LEONARD MAKOWKA
                                          ------------------------------
                                              Leonard Makowka

                                          /s/ ERIC WEISS
                                          ------------------------------
                                              Eric Weiss





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